UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF MICHIGAN

ROCKWELL MEDICAL, INC.,

Plaintiff**,**

vs.

RICHMOND BROTHERS, INC., et al.

Defendants.

Case No. 17-CV-10757

Hon. Robert H. Cleland

Irina Kashcheyeva (P72575)	Jeffrey G. Muth (P65041)
Dean M. Jeske	Stephen J. van Stempvoort (P79828)
Phillip M. Goldberg	MILLER JOHNSON
FOLEY & LARDNER LLP	*Attorneys for Defendants Richmond Brothers,*
Attorneys for Plaintiff	*Inc.; RBI Private Investment I, LLC; RBI PI*
500 Woodward Avenue, Suite 2700	*Manager, LLC; Richmond Brothers 401(k)*
Detroit, MI 48306	*Profit Sharing Plan; David S. Richmond;*
313.234.7100	*Matthew J. Curfman; Norman J. Ravich*
ikashceyeva@foley.com	*Irrevocable Trust; Norman and Sally Ravich*
djeske@foley.com	*Family Trust; Alexander Coleman Ravich 1991*
pgoldberg@foley.com	*Irrevocable Trust; Alyssa Danielle Ravich 1991*
	Irrevocable Trust; and Mark H. Ravich
	45 Ottawa Avenue, SW – Suite 1100
	Grand Rapids, MI 49503
	616.831.1700
	muthjg@millerjohnson.com
	vanstempvoorts@millerjohnson.com

THE RICHMOND RAVICH DEFENDANTS' MEMORANDUM IN OPPOSITION TO PLAINTIFF'S MOTION FOR LEAVE TO CONDUCT LIMITED EXPEDITED DISCOVERY AND IN SUPPORT OF AN IMMEDIATE RULE 16 CONFERENCE

Table of Contents

Table of Authorities

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CASES

Table of Authorities
(continued)

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Table of Authorities
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STATUTES

OTHER AUTHORITIES

Defendants David S. Richmond, Matthew J. Curfman, Richmond Brothers, Inc., RBI Private Investment I, LLC, RBI PI Manager, LLC, Richmond Brothers 401(k) Profit Sharing Plan, Mark H. Ravich, Norman J. Ravich Irrevocable Trust, Norman and Sally Ravich Family Trust, Alexander Coleman Ravich 1991 Irrevocable Trust, Alyssa Danielle Ravich 1991 Irrevocable Trust (collectively, the "Richmond Ravich Defendants"), by their undersigned counsel, respectfully submit this memorandum in opposition to Plaintiff's Motion for Leave to Conduct Expedited Discovery.

I.   PRELIMINARY STATEMENT

Defendant David Richmond, through his firm Richmond Brothers Inc., is the largest independent shareholder of plaintiff Rockwell Medical, Inc. ("Rockwell" or the "Company"), holding more than 10% of its outstanding shares. Mr. Richmond has owned his position for more than a decade. Concerned with the Company's declining performance, unfulfilled promises to shareholders, and the over-the-top compensation of its CEO, Mr. Richmond and another shareholder, Mark Ravich, nominated themselves for election to the Board at the 2017 Annual Meeting. Rockwell responded with this action, broadly claiming that correspondence from over a year ago demonstrates that a secret shareholder group exists today. Rockwell filed its Motion for a Preliminary Injunction on March 8, 2017, seeking expedited discovery "on a limited and narrow set of topics," should the Court determine to hold an evidentiary hearing. (Dkt. No. 3 at 31) Now Rockwell has filed a motion for expedited discovery with sweeping demands for documents and testimony, every bit as extensive as discovery for trial.

The emergency, however, is one manufactured by Rockwell. The alleged securities law violations that it seeks to enjoin date back to February 2016. Rockwell offers no explanation for its extraordinary delay in coming to Court. The 2017 Annual Meeting that Rockwell invokes has not been scheduled. There is no reason why Rockwell could not convene the meeting at the end of June or even later. Under Michigan law, the meeting must be held no later than September 2, 2017, fifteen months after the 2016 Annual Meeting. Mich. Comp. Laws Ann. § 450.1402 (1993).

Other factors demonstrate the absence of any genuine emergency. First, Rockwell's management has much to gain by burdening the Richmond Ravich Defendants with expedited discovery, a motion hearing, more discovery, and then trial. The Richmond Ravich Defendants have nominated two candidates for election to the Board at the 2017 Annual Meeting. The resources devoted to challenging management in Court will, of course, reduce those available to solicit shareholders. Section 13(d) of the Securities Exchange Act of 1934, 15 U.S.C. § 78m(d), may not be used "merely as an eleventh-hour bludgeon for management

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embroiled in proxy contests." *meVC Draper Fisher Jurvetson Fund I, Inc. v. Millennium Partners, L.P.*, 260 F. Supp. 2d 616, 633 (S.D.N.Y. 2003).

Second, Rockwell's claims are non-existent. In *Rondeau v. Mosinee Paper Co.*, 422 U.S. 49 (1975), the Supreme Court made clear that a company's remedies under Section 13(d) were limited to injunctive relief requiring *current* filings under the statute. Here, Rockwell relies on email and letters that Messrs. Ravich and Richmond wrote in early 2016. Rockwell offers nothing to suggest that defendants Paxos, Joliat and Hagelstein have secretly agreed today (or at any time) to give the Richmond Ravich Defendants the power to vote or dispose of their Rockwell shares. Rockwell offers no reason for such an agreement or, if one existed, for secrecy. Rockwell's alternative claims, which seek relief based on an alleged incorrect SEC filing in 2016, fail as a matter of law. *Rondeau* precludes relief on alleged past violations.

Third, in an effort to keep shareholders informed, the Richmond Ravich Defendants have amended their Schedule 13D to disclose the Complaint. Thus, shareholders are fully informed on Plaintiff's claim regarding an alleged undisclosed "group."

For these and the other reasons stated below, we respectfully request that the Court deny the motion for expedited discovery. As an alternative, the

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Richmond Ravich Defendants propose an immediate Rule 16 conference followed by a prompt trial, perhaps in early June, after complete discovery.

II.   FACTUAL BACKGROUND

A.   The Parties

Plaintiff Rockwell Medical, Inc., a Michigan corporation, is a biopharmaceutical company based in Wixom. Rockwell's common stock has been publicly traded on the NASDAQ over-the-counter market since 1998. Robert Chioini is the founder and Chief Executive Officer of Rockwell and the Chairman of its Board of Directors.

Defendant David Richmond has worked as a financial planner since his student years at Michigan State. He is Chairman of defendant Richmond Brothers, Inc. ("Richmond Brothers"), and the manager of defendant RBI PI Manager LLC ("RBI PI"), both of which are registered investment advisors with the SEC. Defendant Matthew J. Curfman is the President of Richmond Brothers. Mr. Richmond beneficially owns approximately 5,586,742 shares of Rockwell, representing 10.8% of the voting shares. He is the Company's largest independent shareholder.

Defendant Mark H. Ravich is a Minnesota resident and the trustee of the four trusts which are named as defendants: Norman J. Ravich Irrevocable Trust, Norman and Sally Ravich Family Trust, Alexander Coleman Ravich 1991

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Irrevocable Trust, and Alyssa Danielle Ravich 1991 Irrevocable Trust. Mr. Ravich

beneficially owns 467,650 shares of Rockwell.

Defendants Chris Paxos, Jay F. Joliat and David Hagelstein are

alleged to be current shareholders of Rockwell who reside in Ohio (Paxos) or

Michigan (Joliat and Hagelstein).

B.   **Rockwell Medical**

Rockwell is a biopharmaceutical company focused on treatments for

renal and kidney disease. As recently as July 2015, its shares traded above $18 per

share in hope that management would capitalize on their promises regarding

Triferic, a treatment for dialysis patients, and other new drugs. Rockwell's shares

now trade between $5 and $6 per share, reflecting the market's assessment that

management has not performed. For 2016, Rockwell had a net loss of $19.1

million on revenue of $53.3 million, reflecting a decrease in revenue and an

increase in loss from the prior year. (Ex. A – Rockwell Press Release dated March

15, 2017) The Company is led by Robert Chioini, who received annual

compensation of $7.85 million in 2015 and $8.5 million in 2014, notwithstanding

the Company's losses. (Ex. B – Excerpts from Rockwell's 2016 Proxy Statement)

Mr. Chioini's compensation and corporate governance has led Institutional

Shareholder Services ("ISS"), the nation's leading independent corporate

governance advisor, to recommend voting *against* board nominees, who ran

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unopposed, at the Annual Meetings for 2015 and 2016, and *against* a proposed compensation plan for management in 2016. (Ex. C – ISS Report dated May 17, 2016) ISS has given Rockwell management its lowest score for corporate governance, ten on a scale from one to ten. (*Id.*)

C.   The Schedule 13D Filings in 2017

On February 20, 2017, Messrs. Richmond, Curfman and Ravich, individually and on behalf of their entities, entered into an agreement "for the purpose of (i) engaging in discussions with [Rockwell] regarding means to enhance shareholder value and corporate governance, (ii) taking all other action necessary to achieve the foregoing and (iii) taking any other actions the Group determines to undertake in connection with their respective investment in [Rockwell]." (Compl. Ex. P) The Richmond Ravich Defendants then filed a Schedule 13D with the Securities and Exchange Commission disclosing their agreement, share ownership and plans regarding Rockwell. (*Id.*) Item 4 of the Schedule 13D disclosed that Richmond Ravich Defendants, amongst other things, intended "to engage in discussions with the Issuer's management team, the Board, stockholders of the Issuer and other interested parties regarding the Issuer's capital allocation, corporate governance (including Board composition), operations, strategic plans and other means to enhance stockholder value." (*Id.*)

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On March 1, 2017, Mark Ravich delivered a letter to Rockwell nominating himself and David Richmond for election to the Board of Directors at the 2017 Annual Meeting. (Compl. Ex. Q) The Richmond Ravich Defendants timely filed Amendment No. 1 to the Schedule 13D disclosing the nomination letter. In the amended Schedule 13D, the Richmond Ravich Defendants reported:

> After the Reporting Persons' efforts to engage in constructive dialogue with the Board and management team were repeatedly rebuffed, the Reporting Persons felt they were left with no choice other than to nominate the Nominees for election to the Board, who they believe will be strong voices in support of improved corporate governance, communication with shareholders and drive for increased shareholder value.

(Compl. Ex. R)

On March 17, 2017, the Richmond Ravich Defendants filed a second amendment to their Schedule 13D disclosing this litigation and annexing the Complaint, along with the email and letters in 2016 upon which Rockwell relies for its "group" theory. (Ex. D – Schedule 13D, Am. No. 2, dated March 17, 2017)

Rockwell has five directors on its Board, who hold staggered terms. The Richmond Ravich Defendants anticipate that there will be two seats for election at the 2017 Annual Meeting. At present, however, Rockwell has neither set a date for the Annual Meeting, nor a record date to determine those eligible to vote at the meeting. No party has filed preliminary proxy materials with the SEC to

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solicit proxies from shareholders, a requirement under Section 14(a) of the 1934

Act, 15 U.S.C. § 78n(a). § 17 C.F.R. 240.14a.

    D.   **Communications with Rockwell in 2016**

        Both Mr. Richmond and Mr. Ravich are long term shareholders in

Rockwell and over the years have communicated with their fellow shareholders on

matters of common concern. In February 2016, after Rockwell's shares had

plummeted by approximately 66% in seven months, Mr. Ravich sent three emails

to the Company's CEO, criticizing management and offering recommendations to

improve the Company and its relationship with many disappointed investors.

(Compl. Exs. A–C) His emails were joined in by Mr. Richmond as well as Messrs.

Joliat, Hagelstein, and Paxos. Mr. Richmond followed with a letter and some

emails in March and April 2016, likewise expressing common concerns and

criticism. (Compl. Exs. D–K) Both Mr. Richmond and Mr. Ravich cited the

collective ownership and common opinions of the other shareholders as factors for

the Rockwell management to weigh.

        At no point did the shareholders who joined in this correspondence

have any agreement or understanding regarding the voting, holding or disposition

of their shares. Each remained the master of his own investment. Indeed, the

Company held its 2016 Annual Meeting several months later, without any

opposition candidate or non-management proxy solicitation. Just as significant, both Mr. Richmond and Mr. Ravich ceased correspondence that referenced the

other shareholders in April 2016. In October 2016, Mr. Richmond went out of his

way to dispel Rockwell's references to a "group," advising its CEO,

> I do not have a group. You keep mentioning a group.
> There is no group. I know your trying to pigeon hole
> me/us into a legal issue but we don't have a group. I can't
> stop other shareholders from calling me as the largest
> shareholder. I have always been supportive of
> management and the vision of the company. But being
> we are through the FDA process and the vision is now
> very limited and thus it is very difficult to support the
> company. We have not called other shareholders. We
> didn't ask them to vote their shares against your comp
> plan [at the 2016 Annual Meeting] even though we were
> going to vote no. We never asked them to vote against
> your director in a protest vote. You simply have a lot of
> pissed off people who expressed that in the defeat of your
> comp plan and 12 million withhold votes of the director
> [at the 2016 Annual Meeting].

(Compl. Ex. N)

E.   Prior Proceedings

On March 1, 2017, Rockwell filed its Complaint for declaratory and

injunctive relief. The Complaint annexes emails and letters from Messrs. Ravich or

Richmond in early 2016 and alleges that these evidence a current "group" for

reporting purposes under Section 13(d). This claim rests on the theory that all

defendants today have an agreement regarding the voting or disposition of their

shares, as opposed to a common perception regarding deficiencies in Rockwell's

performance and corporate governance. Rockwell asserts four counts, each arising

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under Section 13(d). Counts I and III assert claims against all defendants, with Count I alleging that all defendants should be required to file a Schedule 13D and Count III alleging that the Schedule 13D filed in February 2017 by the Richmond Ravich Defendants is misleading for failing to disclose an alleged secret agreement with Messrs. Paxos, Joliat and Hagelstein. Counts II and IV assert claims against the Richmond Ravich Defendants, with Count II alleging, in the alternative, that Messrs. Richmond and Ravich have been in a group since February 2016 and Count IV alleging that a Schedule 13G filed by David Richmond's firm in October 2016 should have been filed as a Schedule 13D. The former filing is reserved for investment professionals who own in excess of 5% of a company's voting securities and do not have current plans to seek to exert control over the company. 17 C.F.R. §§ 240.14a-3, 240.14a-6. The Complaint seeks broad relief, including an injunction from "soliciting or contacting" other shareholders, one precluding the voting of Rockwell shares, and an order requiring defendants "to divest their Rockwell shares purchased since any one or more of them decided to act as a group …"

On March 8, 2017, Plaintiff filed its Motion for a Preliminary Injunction, seeking expedited discovery "on a limited and narrow set of topics" should the Court conduct an evidentiary hearing. By Order dated March 15, 2017,

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the Court scheduled the preliminary injunction hearing for May 3, 2017, at 2:00 pm.

On March 16, 2017, Rockwell filed this motion. The proposed discovery is precisely the same that would occur in advance of trial. For example, Rockwell seeks from each defendant all emails and other documents from January 1, 2016, to the present that contain communications with other share-holders that relate to Rockwell. This demand will require a costly electronic search, no doubt with a voluminous privilege log.

III.   ARGUMENT

A.   THE COURT SHOULD DENY EXPEDITED DISCOVERY

1.   The Standard for Expedited Discovery

District Courts in this Circuit have consistently required a showing of good cause before burdening defendants with expedited discovery. *Arista Records, LLC v. Does 1-15*, No. 2:07-CCV-450, 2007 WL 5254326 (S.D. Ohio May 17, 2007); *Gen. Ret. Sys. of the City of Detroit v. Onyx Capital Advisors, LLC*, No. 10-CV-11941, 2010 WL 2231885 (E.D. Mich. June 4, 2010). "Good cause may be found where the need for expedited discovery, in consideration of the administration of justice, outweighs the prejudice to the responding party." *Arista Records,* 2007 WL 5254326, at *2 (*citing Semitool, Inc. v. Tokyo Electron Am., Inc.*, 208 F.R.D. 273, 276 (N.D.Cal.2002)).

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A general desire to develop the record, as expressed in Rockwell's motion, does not constitute good cause. In *N. Atl. Operating Co., Inc. v. JingJing Huang*, 194 F. Supp. 3d 634, 637 (E.D. Mich. 2016), the Court explained, "Within this Circuit, district courts have found good cause for granting expedited discovery when the true identities of the defendants are unknown, when the moving party alleges infringement, when the scope of the discovery sought is narrow, and when expedited discovery would substantially contribute to moving the case forward." Where such circumstances do not exist, expedited discovery is not warranted. *See, e.g., Gen. Ret. Sys. of the City of Detroit*, 2010 WL 2231885, at *3 (denying expedited discovery of defendant's records where prior court order mandated preservation of documents); *Best v. Mobile Streams Inc.*, No. 1:12-cv-564, 2012 WL 5996222, at *2 (S.D. Ohio Nov. 30, 2012) (denying plaintiffs' motion where discovery sought was not "necessary in order to advance this litigation").

For example, courts have granted expedited discovery when it will assist a plaintiff in identifying otherwise unknown defendants. *See, e.g., Woodward v. Chetvertakov*, No. 2:13-cv-11943, 2013 WL 5836219, at *2 (E.D. Mich. Oct. 30, 2013); *McCluskey v. Belford High School*, No. 2:09-14345, 2010 WL 2696599, at *2 (E.D. Mich. June 24, 2010) (same). Courts have also granted limited expedited discovery when there is a demonstrated concern that relevant documents or other

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evidence in the possession of a third party will be destroyed. *Johnson v. U.S. Bank Nat. Ass'n*, No. 1:09-CV-492, 2009 WL 4682668, at *2 (S.D. Ohio Dec. 3, 2009).

a.   Plaintiff Has Not Demonstrated Good Cause

The only 'cause' cited by Rockwell is its purported need "to determine the complete set of facts in advance of the PI Motion hearing and for the Court to resolve the disputed issues with the benefits of the developed record in advance of the shareholder vote." (Mtn. at 6)

The alleged emergency, however, is a false alarm. Rockwell has known of its "group" theory for over a year but did nothing until March 2017. The urgency that requires expedited action cannot arise from a party's own delay. *See Hasan v. Sheldon*, No. 4:16CV02239, 2016 WL 4705397, at *2 (N.D. Ohio Sept. 8, 2016) (denying relief based in part on plaintiff's three week filing delay); *NACCO Indus., Inc. v. Applica Inc.*, No. 1:06-CV-3002, 2006 WL 3762090, at *9 (N.D. Ohio Dec. 20, 2006) (denying injunctive relief based on filing delay of less than two months to plaintiff alleging 13(d) violations). Moreover, the 2017 Annual Meeting has not been scheduled. Under Michigan law, it must be held no later than September 2, 2017. Mich. Comp. Laws Ann. § 450.1402 (1993). The Court could resolve this case with an expedited trial in late May or early June, leaving the parties ample time to solicit proxies and conduct a meeting.

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Just as important, Rockwell's use of emails and letters that are over a year old to contend that "group" exists today falls far short of the standard required by Section 13(d). Two or more persons who "act as a … group for the purpose of acquiring, holding, or disposing of securities" may be deemed a "person" for purposes of Section 13(d). 15 U.S.C. § 78m(d)(3). The mere fact that shareholders have common positions, or even common goals, does not render them a "group" under the statute. "Whether a group exists under Section 13(d)(3) turns on 'whether there is sufficient direct or circumstantial evidence to support the inference of a formal or informal understanding between [the defendants]' for the purpose of *acquiring, holding, or disposing of securities*." *Forward Indus., Inc. v. Wise*, No. 14-CV-5365 JSR, 2014 WL 6901137, at *1 (S.D.N.Y. Sept. 23, 2014) (quoting *Hallwood Realty Partners, L.P. v. Gotham Partners, L.P.*, 286 F.3d 613, 617 (2d Cir. 2002) (citation omitted)). *See also CSX Corp. v. Children's Inv. Fund Mgmt. (UK) LLP*, 654 F.3d 276, 284 (2d Cir. 2011) ("the existence of a group 'with respect to CSX securities,'" does not constitute "a group formed for the purpose of acquiring CSX securities. Even if many of the parties' 'activities' were the result of group action, two or more entities do not become a group within the meaning of section 13(d)(3) unless they 'act as a … group for *the purpose of acquiring ... securities of an issuer*.'") (emphasis added). The fact that defendants have business or other ties is also insufficient. "'Mere relationship, among persons

14

or entities, whether family, personal or business, is insufficient to create the group which is deemed to be a statutory person,'" *Transcon Lines v. A.G. Becker Inc.*, 470 F. Supp. 356, 375 (S.D.N.Y. 1979) (citing omitted).

Whatever common concerns defendants shared in 2016 – all understandable in light of Rockwell's cratering share price and outsize management compensation – Rockwell offers not one iota of evidence that defendants today have any *agreement* regarding the voting, holding or disposition of their shares, or even had such an agreement in 2016. Put another way, Rockwell offers nothing to suggest each of Messrs. Paxos, Joliat and Hagelstein are not free to vote or dispose of their shares as each deems appropriate.

Moreover, Rockwell offers no rationale for any secrecy. Rockwell's claim reeks of an effort by management to use Section 13(d) to tilt the playing field to its own advantage and prevent the Richmond Ravich Defendants from exercising their rights as shareholders. In *Rondeau*, the seminal case on private rights of actions by issuers seeking relief under Section 13(d), the Supreme Court provided guidance on the application of the statute to disputes between management and dissident shareholders:

> The purpose of the Williams Act is to insure that public shareholders who are confronted by a cash tender offer for their stock will not be required to respond without adequate information regarding the qualifications and intentions of the offering party. By requiring disclosure of information to the target corporation as well as the

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> Securities and Exchange Commission, Congress intended to do no more than give incumbent management an opportunity to express and explain its position. The Congress expressly disclaimed an intention to provide a weapon for management to discourage takeover bids or prevent large accumulations of stock which would create the potential for such attempts. Indeed, the Act's draftsmen commented upon the 'extreme care' which was taken 'to avoid tipping the balance of regulation either in favor of management or in favor of the person making the takeover bid.'

Rondeau, 422 U.S. at 58.

Rockwell's pleadings firmly establish that it was aware of the existence of the alleged shareholder group and its putative violation of Section 13(d) of the Exchange Act as of "no later than" February 2016. (Compl. ¶ 4) If Rockwell were truly seeking to protect the interest of shareholders, it could have filed this action any time during the preceding thirteen months. Instead, Rockwell waited until the Richmond Ravich Defendants proposed to enter the proxy arena before asserting its claims. Rockwell's abuse of Section 13(d) is precisely the type warned against by the Supreme Court in *Rondeau* as "a weapon for management to discourage takeover bids." *Rondeau*, 422 U.S. at 58.

Consistent with *Rondeau*, Courts have consistently ruled that the issuer has no standing to pursue alleged past violations, only current non-compliance. *Treadway Companies, Inc., v. Care Corp.*, 638 F.2d 357, 380 (2d Cir. 1980) (the interests protected by § 13(d) "are fully satisfied when the shareholders

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receive the information required to be filed"); *E.ON AG. V. Zcciona, S.A.*, 468 F. Supp.2d 537, 557 (S.D.N.Y. 2006) ("where a corrective Schedule 13D has been filed and there is no reason to believe that the filer will fail to comply with Section 13(d) in the future, there is no need to enter an injunction.").

Finally, the urgency surrounding Rockwell's motion has been reduced and perhaps eliminated by the Richmond Ravich Defendants' disclosure of the Complaint and related emails in their most recent Schedule 13D amendment. (Ex. D – Schedule 13D, Am. No. 2, dated March 17, 2017) Numerous courts have recognized that disclosure of litigated claims is more than sufficient to alert shareholders to the issues and allow them to reach their own conclusions, including whether the information is material at all. *See Taro Pharm. Indus., Ltd. v. Sun Pharm. Indus., Ltd.*, No. 09 CIV. 8262 (PGG), 2010 WL 2835548, at *9 (S.D.N.Y. July 13, 2010) ("[w]here there exists a good faith dispute as to facts or an alleged legal violation, the Williams Act only requires disclosure of the dispute.") (quoting *City Capital Assoc. Ltd. P'ship v. Interco, Inc.*, 696 F.Supp. 1551, 1556 (D.Del.1988) (collecting cases).

b.   The Proposed Discovery Is Excessive

Rockwell's Motion, seeking responses to "just five document requests" (the "Document Requests"), purports to be "narrow and targeted to address the allegations and factual assertions relevant to the PI Motion." (Mtn. at

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4) The Document Requests, however, are extremely broad and would likely encompass the entirety of any document production in this case. Rather than limit discovery to recent events, i.e. since January 1, 2017, Rockwell seeks discovery of communications *since January 1, 2016*. Request No. 1 in the Document Requests seeks:

- All DOCUMENTS or COMMUNICATIONS REFERRING OR RELATING TO any discussions, plans, agreements, or understandings between YOU, on the one hand, and any other person that owned or beneficially owned, directly or indirectly, any ROCKWELL SECURITIES, including any DEFENDANT or other parties, on the other, REFERRING OR RELATING TO ROCKWELL.

This request will require an extensive electronic search, with a large privilege log likely in light of recent events. Rockwell's suggestion that this be completed in ten days (or less) is preposterous. Rockwell seeks to depose four witnesses in the two weeks following the document production (by April 14, 2017). But these depositions will be co-extensive with ones required for trial. In addition, defendants will certainly want to depose Mr. Chioini and a Rule 30(b)(6) witness for the Company.

None of the cases cited by Rockwell remotely approaches such a broad conception of expedited discovery. *See, e.g., Russell v. Lumpkin*, No. CIV.A. 2:10-CV-00314, 2010 WL 1882139, at *2 (S.D. Ohio May 11, 2010) (granting limited expedited discovery in support of four plaintiff applicants for Medicated

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for the disabled where plaintiffs sought "to depose a single individual to authenticate documents attached to their preliminary injunction motion and to 'establish in more detail ... the steps Defendants and their agents took in processing the applications of Plaintiffs.'"); *see also Plainfield Specialty Holdings II Inc. v. Children's Legal Servs. PLLC*, 634 F. Supp. 2d 833, 836 (E.D. Mich. 2009) (appointing custodian of funds where bank records produced in expedited discovery revealed aberrant transactions in support of plaintiff's motion for preliminary injunction). Of the two securities cases cited in the Motion, one of them, *S.E.C. v. Wilson*, No. 12-CV-15062, 2012 WL 5874456 (E.D. Mich. Nov. 20, 2012), involved allegations of an ongoing ponzi scheme in which the court granted one form of preliminary injunction after a hearing but held the remaining claims in abeyance pending expedited discovery. The other securities case, *Kirsch Co. v. Bliss and Laughlin Industries, Inc.*, 495 F. Supp. 488, 507 (W.D. Mich. 1980), in fact involved an alleged Section 13(d) violation, but in *Kirsch* the court granted plaintiff's motion for preliminary injunction and ordered "an expedited discovery process" preceding trial.

Where, as here, a plaintiff merely seeks all information relevant to its cause of action through expedited discovery without establishing good cause or narrowly tailoring its requests, such request for expedited discovery should be denied. *Bug Juice Brands, Inc. v. Great Lakes Bottling Co.*, No. 1:10-CV-229,

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2010 WL 1418032, at *2 (W.D. Mich. Apr. 6, 2010) (denying expedited discovery: "The discovery requests are not narrow in scope and are not limited to issues necessary for the resolution of the motion for injunctive relief. Rather, the discovery requests broadly seek any and all information necessary for Plaintiffs to establish their cause of action.").

Should the Court grant expedited discovery, it should limit the discovery to communications this year, a limitation consistent with *Rondeau*'s holding that only current filings are at issue. The Court should either proscribe depositions or limit each party to one. Any discovery, of course, should be reciprocal.

B.   IN LIEU OF EXPEDITED DISCOVERY, THE COURT SHOULD HOLD AN IMMEDIATE RULE 16 CONFERENCE

The Richmond Ravich Defendants are indeed interested in the "just, speedy and inexpensive determination" of this action. Fed. R. Civ. P. 1. To achieve that goal, they respectfully submit that the Court should conduct an immediate conference under Rule 16, which could even be conducted telephonically. The parties can then expeditiously complete an exchange of documents and conduct depositions of the six relevant witnesses, each of Messrs. Richmond, Ravich, Hagelstein, Joliat and Paxos, as well as Mr. Chioini. Discovery can likely be completed by the middle of May 2017 and the Court can then conduct trial at its earliest convenience. We estimate that the trial would last two days. In order to

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streamline the process, the Court can deny the motion for a preliminary injunction without prejudice as moot in light of the early trial schedule. This schedule will not prejudice Rockwell, as it may avoid a proxy solicitation simply by scheduling its annual meeting approximately 30 days after the trial. Indeed, even if Rockwell holds its annual meeting, the Court has ample power to award all appropriate relief *after* the meeting. *Immunomedics, Inc. v. Venbio Select Advisor LLC*, No. CV 17-176-LPS, 2017 WL 822800, at *3 (D. Del. Mar. 2, 2017) (plaintiff failed to demonstrate irreparable harm where subsequent election results could be voided) (citing *Bertoglio v. Texas Intern. Co.*, 472 F. Supp. 1017, 1021 (D. Del. 1979) ("[I]t is well within the equitable power of the Court to void the results of a shareholders' vote and require both a new solicitation of proxies and a second shareholder vote."); *see also Deborah G. Mallow IRA SEP Inv. Plan v. McClendon*, No. CIV-12-436-M, 2012 WL 2036748, at *3 (W.D. Okla. June 6, 2012) (collecting cases).

IV.   CONCLUSION

For the foregoing reasons, the Richmond Ravich Defendants respectfully submit that Rockwell's Motion should be denied, and respectfully request that the court schedule a Rule 16 conference.

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Dated: March 21, 2017   /s/ Jeffrey G. Muth
                               Jeffrey G. Muth (P65041)
                               MILLER JOHNSON
                               45 Ottawa Avenue, SW, Suite 1100
                               Grand Rapids, MI 49503
                               (616) 831-1700
                               muthjg@millerjohnson.com

CERTIFICATE OF SERVICE

I hereby certify that on March 21, 2017, I electronically filed the foregoing paper with the Clerk of the Court using the ECF system which will send notification of such filing to counsel of record.

Dated: March 21, 2017   /s/ Jeffrey G. Muth
                               Jeffrey G. Muth (P65041)

UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF MICHIGAN

ROCKWELL MEDICAL, INC.,

Plaintiff**,**

vs.

RICHMOND BROTHERS, INC., et al.

Defendants.

Case No. 17-CV-10757

Hon. Robert H. Cleland

Irina Kashcheyeva (P72575)	Jeffrey G. Muth (P65041)
Dean M. Jeske	Stephen J. van Stempvoort (P79828)
Phillip M. Goldberg	MILLER JOHNSON
FOLEY & LARDNER LLP	*Attorneys for Defendants Richmond Brothers,*
Attorneys for Plaintiff	*Inc.; RBI Private Investment I, LLC; RBI PI*
500 Woodward Avenue, Suite 2700	*Manager, LLC; Richmond Brothers 401(k)*
Detroit, MI 48306	*Profit Sharing Plan; David S. Richmond;*
313.234.7100	*Matthew J. Curfman; Norman J. Ravich*
ikashceyeva@foley.com	*Irrevocable Trust; Norman and Sally Ravich*
djeske@foley.com	*Family Trust; Alexander Coleman Ravich 1991*
pgoldberg@foley.com	*Irrevocable Trust; Alyssa Danielle Ravich 1991*
	Irrevocable Trust; and Mark H. Ravich
	45 Ottawa Avenue, SW – Suite 1100
	Grand Rapids, MI 49503
	616.831.1700
	muthjg@millerjohnson.com
	vanstempvoorts@millerjohnson.com

INDEX OF EXHIBITS

Exhibit A – Rockwell Press Release dated March 15, 2017

Exhibit B – Excerpts from Rockwell's 2016 Proxy Statement

Exhibit C – ISS Report dated May 17, 2016

Exhibit D – Schedule 13D, Amendment No. 2, dated March 17, 2017

Exhibit A



March 15, 2017

Rockwell Medical Reports Fourth Quarter Results

WIXOM, Mich., March 15, 2017 (GLOBE NEWSWIRE) -- Rockwell Medical, Inc. (NASDAQ:RMTI), a fully-integrated biopharmaceutical company targeting end-stage renal disease (ESRD) and chronic kidney disease (CKD) with innovative products and services for the treatment of iron replacement, secondary hyperparathyroidism and hemodialysis, reported results for the quarter and year ending December 31, 2016.

Q4 2016 Financial Highlights

- Sales were $13.4 million, or $0.7 million lower than Q4 2015, primarily due to lower domestic and lower contract manufacturing concentrate sales.
- Gross profit was $2.0 million compared to $2.1 million in Q4 2015.
- SG&A expense was $6.0 million compared $6.1 million in Q4 2015.
- R&D expense was $1.2 million compared to $2.0 million in Q4 2015.
- Net loss was $5.1 million or ($0.10) per share compared to a $5.8 million loss or ($0.12) per share in Q4 2015. Net loss was $0.7 million less year over year primarily due to lower R&D expense of $0.8 million.
- Cash and investments were $57.9 million as of December 31, 2016.
- Net working capital was $68.4 million as of December 31, 2016.

2016   Financial Highlights

- Sales were $53.3 million compared to $55.4 million in 2015, primarily due to lower contract manufacturing sales and lower international concentrate sales.
- Gross profit was $6.8 million compared to $8.9 million in 2015. Gross profit was impacted by increased drug product costs of $1.5 million, lower third party contract manufacturing revenue and a $0.2 million value add tax paid on the $4.0 million received from Wanbang Biopharma.
- SG&A expense was $21.1 million compared $19.1 million in 2015.
- R&D expense was $5.8 million compared to $5.0 million in 2015.
- Net loss was $19.8 million or ($0.39) per share versus $14.4 million or ($0.29) per share in 2015.
- Cash used in operating activities in 2016 was $12.5 million of which R&D related expense was $5.8 million and investment in Triferic inventory was $6.1 million.

2016 Corporate Highlights

- Made significant progress to secure transitional add-on reimbursement for Triferic.
- Formed wholly owned subsidiary in India to initiate commercialization activities of Triferic in India.
- Secured partnership in Canada for distribution of Triferic.
- Advanced clinical development with several new indications for Triferic, including peritoneal dialysis, total parenteral nutrition and orphan indication IRIDA.
- Triferic Phase-1 Healthy Volunteer Intravenous (IV) Pharmacokinetic Study published in the September 2016 edition of the Journal of Clinical Pharmacology.
- Received FDA approval to market Triferic powder packet.
- Built redundancy into Triferic product supply chain to manage anticipated customer demand.
- Entered into license agreement with ARAM Medical to market Triferic in Saudi Arabia, Egypt and Middle Eastern countries.
- Partnered with Wanbang Biopharma to commercialize Triferic and Calcitriol in the People's Republic of China, receiving up to $39 million in milestone payments and ongoing profit on commercial product sales in China.

Mr. Robert L. Chioini, Chairman and Chief Executive Officer of Rockwell stated, "We are pleased and excited with our progress to obtain transitional add-on reimbursement for Triferic. Our effort and movement on the add-on reimbursement front has been very strong and we feel we are closer to our goal of securing it. We continue to garner support from key stakeholders for add-on reimbursement for Triferic. We are also very pleased with the response, and the positive clinical findings being reported from dialysis providers using Triferic through our drug sample program. Our marketing and education efforts on Triferic have been well received and continue to be very effective." Mr. Chioini also stated, "We have advanced our clinical development work for Triferic in both the China and India markets, while implementing the necessary clinical steps to advance the use of Triferic in the Peritoneal dialysis, Total Parenteral Nutrition and Cancer markets."

Conference Call Information
Rockwell Medical will be hosting a conference call to review its fourth quarter and year end 2016 results on Wednesday, March 15, 2017 at 4:30 pm ET. Investors are encouraged to call a few minutes in advance at (888) 438-5453, or for international callers (719) 457-2637, passcode # 8360933 or to listen to the call via webcast at the Rockwell Medical IR web page: http://ir.rockwellmed.com/

About Triferic
Triferic is the only FDA approved drug indicated to replace iron and maintain hemoglobin in hemodialysis patients suffering from anemia. Via dialysate during each dialysis treatment, Triferic replaces the 5-7 mg iron loss that occurs in all patients, effectively maintaining their iron balance. Unlike IV iron products, Triferic binds iron immediately and completely to transferrin (carrier of iron in the body) upon entering the blood and it is then transported directly to the bone marrow to be incorporated into hemoglobin, with no increase in ferritin (stored iron and inflammation) and no anaphylaxis, addressing a significant unmet need in overcoming Functional Iron Deficiency (FID) in ESRD patients. Please visit www.triferic.com to view the Triferic mode-of-action (MOA) video and for more information.

About Rockwell Medical
Rockwell Medical is a fully-integrated biopharmaceutical company targeting end-stage renal disease (ESRD) and chronic kidney disease (CKD) with innovative products and services for the treatment of iron replacement, secondary hyperparathyroidism and hemodialysis.

Rockwell's recent FDA approved drug Triferic is indicated for iron replacement and maintenance of hemoglobin in hemodialysis patients. Triferic delivers iron to patients during their regular dialysis treatment, using dialysate as the delivery mechanism. Triferic has demonstrated that it safely and effectively delivers sufficient iron to the bone marrow and maintains hemoglobin, without increasing iron stores (ferritin). Rockwell intends to market Triferic to hemodialysis patients in the U.S. dialysis market and globally.

Rockwell's FDA approved generic drug Calcitriol is for treating secondary hyperparathyroidism in dialysis patients. Calcitriol (active vitamin D) injection is indicated in the management of hypocalcemia in patients undergoing chronic renal dialysis. It has been shown to significantly reduce elevated parathyroid hormone levels. Reduction of PTH has been shown to result in an improvement in renal osteodystrophy. Rockwell intends to market Calcitriol to hemodialysis patients in the U.S. dialysis market.

Rockwell is also an established manufacturer and leader in delivering high-quality hemodialysis concentrates/dialysates to dialysis providers and distributors in the U.S. and abroad. As one of the two major suppliers in the U.S., Rockwell's products are used to maintain human life by removing toxins and replacing critical nutrients in the dialysis patient's bloodstream. Rockwell has three U.S. manufacturing/distribution facilities.

Rockwell's exclusive renal drug therapies support disease management initiatives to improve the quality of life and care of dialysis patients and are intended to deliver safe and effective therapy, while decreasing drug administration costs and improving patient convenience. Rockwell Medical is developing a pipeline of drug therapies, including extensions of Triferic for indications outside of hemodialysis. Please visit www.rockwellmed.com for more information.

Certain statements in this press release constitute "forward-looking statements" within the meaning of the federal securities laws, including, but not limited to, Rockwell's intention to sell and market Calcitriol and Triferic. Words such as "may," "might," "will," "should," "believe," "expect," "anticipate," "estimate," "continue," "predict," "forecast," "project," "plan", "intend" or similar expressions, or statements regarding intent, belief, or current expectations, are forward-looking statements. While Rockwell Medical believes these forward-looking statements are reasonable, undue reliance should not be placed on any such forward-looking statements, which are based on information available to us on the date of this release. These forward looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties, including without limitation those set forth in Rockwell Medical's SEC filings. Thus, actual results could be materially different. Rockwell Medical expressly disclaims any obligation to update or alter statements whether as a result of new information, future events or otherwise, except as required by law.

Triferic[®] is a registered trademark of Rockwell Medical, Inc.

ROCKWELL MEDICAL, INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the three and twelve months ended December 31, 2016 and December 30, 2015

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2015	2016	2015
Sales	$ 13,389,786	$ 14,132,637	$ 53,284,166	$ 55,350,702
Cost of Sales	11,401,603	12,076,489	46,531,648	46,412,848
Gross Profit	1,988,183	2,056,148	6,752,518	8,937,854
Selling, General and Administrative	6,049,663	6,089,606	21,120,901	19,078,867
Research and Product Development	1,200,729	2,029,736	5,840,346	4,961,313
Operating Income (Loss)	(5,262,209)	(6,063,194)	(20,208,729)	(15,102,326)
Interest and Investment Income	207,911	293,238	810,340	681,876
Interest (Expense)	—	—	—	—
Income (Loss) Before Income Taxes	(5,054,298)	(5,769,956)	(19,398,389)	(14,420,450)
Income Tax Expense	—	—	(404,527)	—
Net Income (Loss)	$ (5,054,298)	$ (5,769,956)	$ (19,802,916)	$ (14,420,450)
Basic Earnings (Loss) per Share	$ (0.10)	$ (0.12)	$ (0.39)	$ (0.29)
Diluted Earnings (Loss) per Share	$ (0.10)	$ (0.12)	$ (0.39)	$ (0.29)

ROCKWELL MEDICAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and December 31, 2015

	December 31, 2016	December 31, 2015
ASSETS		
Cash and Cash Equivalents	$ 17,180,594	$ 31,198,182
Investments Available for Sale	40,759,703	39,482,732
Accounts Receivable, net of a reserve of $5,000 in 2016 and $75,000 in 2015	6,393,228	5,046,733
Inventory	12,141,072	7,871,780
Other Current Assets	2,034,598	1,026,889
Total Current Assets	78,509,195	84,626,316
Property and Equipment, net	1,391,575	1,646,568
Inventory, Non-Current	1,826,554	—
Intangible Assets	4,382	165,657
Goodwill	920,745	920,745
Other Non-current Assets	501,187	462,839
Total Assets	$ 83,153,638	$ 87,822,125
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts Payable	$ 5,858,234	$ 3,995,216
Accrued Liabilities	4,210,151	3,831,356
Customer Deposits	77,217	264,879
Total Current Liabilities	10,145,602	8,091,451
Deferred License Revenue	20,051,737	17,410,852
Shareholders' Equity:		
Common Shares, no par value, 51,527,711 and 51,501,877 shares issued and outstanding	268,199,939	257,773,494
Accumulated Deficit	(214,341,092)	(194,538,176)
Accumulated Other Comprehensive Income	(902,548)	(915,496)
Total Shareholders' Equity	52,956,299	62,319,822
Total Liabilities And Shareholders' Equity	$ 83,153,638	$ 87,822,125

ROCKWELL MEDICAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2016 and December 31, 2015

	2016	2015
Cash Flows From Operating Activities:		
Net (Loss)	$ (19,802,916)	$ (14,420,450)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:		
Depreciation and Amortization	762,368	822,294
Share Based Compensation—Employees	10,346,284	8,887,977
Restricted Stock Retained in Satisfaction of Tax Liabilities	—	(2,912,859)
Loss on Disposal of Assets	8,168	5,281
Loss on Sale of Investments Available for Sale	26,820	58,095
Changes in Assets and Liabilities:		
(Increase) in Accounts Receivable	(1,162,469)	(574,731)
(Increase) in Inventory	(6,095,846)	(3,951,595)
(Increase) in Other Assets	(1,230,084)	(360,303)
(Decrease) in Accounts Payable	1,863,018	(1,299,299)
(Decrease) in Other Liabilities	191,134	(413,652)
Increase (decrease) in Deferred License Revenue	(2,065,785)	(2,081,668)
Increase (decrease) in Deferred Drug License Revenue	4,706,670	—
Changes in Assets and Liabilities	(3,793,362)	(8,681,248)
Cash (Used) In Provided By Operating Activities	**(12,452,638)**	**(16,240,910)**
Cash Flows From Investing Activities:		
Purchase of Investments Available for Sale	(25,781,853)	(21,800,000)
Sale of Investments Available for Sale	24,491,677	1,468,656
Purchase of Equipment	(355,264)	(815,002)
Proceeds on Sale of Assets	1,000	4,800
Cash (Used In) Investing Activities	**(1,644,440)**	**(21,141,546)**
Cash Flows From Financing Activities:		
Proceeds from Issuance of Common Shares and Purchase Warrants	80,161	2,780,187
Cash Provided By Financing Activities	**80,161**	**2,780,187**
Effects of exchange rate changes	(671)	—
(Decrease) Increase In Cash	(14,017,588)	(34,602,269)
Cash At Beginning Of Period	31,198,182	65,800,451
Cash At End Of Period	**$ 17,180,594**	**$ 31,198,182**

Michael Rice,

Investor Relations;

646-597-6979

⊠ Primary Logo

Source: Rockwell Medical, Inc.

News Provided by Acquire Media

Exhibit B



ROCKWELL MEDICAL, INC.
30142 Wixom Road Wixom, Michigan 48393

Dear Shareholder:

You are cordially invited to attend the 2016 annual meeting of shareholders of Rockwell Medical, Inc. (the "Company"), on Thursday, June 2, 2016 at 11:00 a.m. at the Wixom Community Center, 49015 Pontiac Trail, Wixom, Michigan. We look forward to greeting personally those shareholders who are able to attend.

The attached notice and proxy statement describe the items of business to be transacted at the meeting and should be reviewed carefully by shareholders. A copy of the 2015 Annual Report is also enclosed.

Your vote is important, regardless of the number of shares you own. I urge you to vote now, even if you plan to attend the annual meeting. Please sign, date and mail the enclosed proxy card at your earliest convenience. If you receive more than one proxy card, please return each card. Remember, you can always vote in person at the annual meeting even if you vote by proxy, provided you are a shareholder of record or have a legal proxy from a shareholder of record.

Your continued interest and participation in the affairs of the Company are greatly appreciated.

Sincerely,

Robert L. Chioini
President and CEO

Wixom, Michigan
April 18, 2016

ROCKWELL MEDICAL, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held June 2, 2016

To the Shareholders of Rockwell Medical, Inc.:

Notice is hereby given that the 2016 annual meeting of shareholders of Rockwell Medical, Inc. (the "Company") will be held at the Wixom Community Center, 49015 Pontiac Trail, Wixom, Michigan, on June 2, 2016, at 11:00 a.m., to consider and take action upon the following matters:

    (1)   the election of one director for a term expiring in 2019;

    (2)   a proposal to approve the 2016 Long Term Incentive Plan;

    (3)   a proposal to ratify the selection of Plante & Moran, PLLC as the Company's independent registered public accounting firm for 2016;

    (4)   such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on April 4, 2016 will be entitled to notice of, and to vote at, the meeting or any adjournment or postponement of the meeting.

All shareholders as of the record date are cordially invited to attend the meeting. Whether or not you intend to be present, please complete, date, sign and return the enclosed proxy card in the stamped and addressed envelope enclosed for your convenience. Shareholders can help the Company avoid unnecessary expense and delay by promptly returning the enclosed proxy card. The business of the meeting to be acted upon by the shareholders cannot be transacted unless a majority of the outstanding common shares of the Company is represented at the meeting.

By Order of the Board of Directors,

THOMAS E. KLEMA
Secretary

Wixom, Michigan
April 18, 2016

Summary Compensation Table

Name and Principal Position	Year	Salary($)	Bonus($)(a)	Stock Awards($)(b)	Option Awards($)(c)	All Other Compensation($)(d)	Total($)
Robert L. Chioini	2015	847,584	805,205	2,674,750	3,504,628	22,566	7,854,733
Chairman, President							
and	2014	706,320	635,688	2,786,000	4,363,500	20,131	8,511,639
Chief Executive							
Officer	2013	588,600	353,160	394,000	898,800	21,000	2,255,560
Thomas E. Klema	2015	416,988	166,795	1,234,500	972,252	—	2,790,535
Secretary, Treasurer							
and	2014	386,100	115,830	1,328,600	1,427,676	—	3,258,206
Chief Financial Officer	2013	351,000	105,300	236,400	359,520	—	1,052,220
Dr. Ajay Gupta	2015	486,938	146,081	1,357,950	972,252	—	2,963,220
Chief Scientific Officer	2014	450,868	135,260	1,423,500	1,228,925	—	3,238,553
	2013	413,640	115,819	295,500	539,280	—	1,364,239
Dr. Raymond D. Pratt	2015	442,648	154,927	1,357,950	972,252	—	2,927,778
Chief Medical Officer	2014	409,860	131,155	1,423,500	1,228,925	—	3,193,440
	2013	391,795	108,054	295,500	539,280	—	1,334,629

(a)   These bonus amounts were approved by the Compensation Committee following the year end, but constitute compensation earned for services rendered in the year shown.

(b)   The amounts reported in this column represent grant date fair values of restricted stock awards computed in accordance with FASB ASC Topic 718. These restricted stock awards were valued at the closing market price on the date of grant, or $8.23 per share for the October 2015 grant, $8.88 per share for the October 2014 grant, $10.10 per share for the January 2014 grant and $3.94 per share for the 2013 grant.

(c)   The amounts reported in this column represent grant date fair values of stock option grants made during such year determined using the Black Scholes option pricing model, excluding any forfeiture reserves, in accordance with FASB ASC Topic 718. The assumptions used to determine fair value are set forth in the table below:

Year	Dividend Yield	Risk Free Rate	Volatility	Expected Life
2015	0.0%	1.5%	59%	6 years
2014	0.0%	1.9%	69%	6 years
2013	0.0%	1.1%	65%	6 years

(d)   For Mr. Chioini, the amounts reported reflect payments made by the Company under its lease car program of $18,439, $16,004 and $17,092, and premiums for long-term disability insurance of $4,127, $4,127 and $3,908 in 2015, 2014 and 2013, respectively. The incremental cost to the Company of perquisites provided to the other NEOs did not exceed $10,000 and, therefore, has been excluded pursuant to applicable SEC rules.

Grants of Plan-Based Awards

The NEOs received the equity-based awards set forth in the table below under the 2007 LTIP during 2015.

17

Pages 38 through 57 redacted for the following reasons:
- -
Copyrighted Material Omitted

Exhibit D

SC 13D/A 1 sc13da211265002_03172017.htm AMENDMENT NO. 2 TO THE SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)[1]

Rockwell Medical, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

774374102
(CUSIP Number)

DAVID S. RICHMOND
RICHMOND BROTHERS, INC.
3568 Wildwood Avenue
Jackson, Michigan 49202
(517) 435-4040

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box x.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

_____

[1]   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Richmond Brothers, Inc.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) x (b) o		
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ¨ ITEM 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,183,152
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,183,152
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,183,152		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%		
14	TYPE OF REPORTING PERSON IA, CO		

2

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON RBI Private Investment I, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) x (b) o		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ¨		
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,841	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 164,841	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,841		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

3

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON RBI PI Manager, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) o
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,841	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 164,841	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,841		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

4

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Richmond Brothers 401(k) Profit Sharing Plan		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) o
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,087	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 34,087	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,087		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON EP		

5

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON David S. Richmond	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) x (b) o	
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO, PF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ¨ ITEM 2(d) OR 2(e)	
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 341,253
	8	SHARED VOTING POWER 5,245,489
	9	SOLE DISPOSITIVE POWER 341,253
	10	SHARED DISPOSITIVE POWER 5,245,489
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,586,742	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%	
14	TYPE OF REPORTING PERSON IN	

6

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Matthew J. Curfman		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) x (b) o		
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO, PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ¨ ITEM 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,684
	8	SHARED VOTING POWER 5,251,624
	9	SOLE DISPOSITIVE POWER 40,684
	10	SHARED DISPOSITIVE POWER 5,251,624
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,292,308		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%		
14	TYPE OF REPORTING PERSON IN		

7

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Norman J. Ravich Irrevocable Trust	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) x (b) o	
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ¨ ITEM 2(d) OR 2(e)	
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,400
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 44,400
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,400	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

8

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Norman and Sally Ravich Family Trust	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) x (b) o
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,500*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 18,500*
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,500*	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

*Consisting of 18,500 Shares underlying certain call options.

9

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Alexander Coleman Ravich 1991 Irrevocable Trust		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) o
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 25,000	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

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2:17-cv-10757-RHC-MKM   Doc # 17-5   Filed 03/21/17   Pg 12 of 76   Pg ID 553

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Alyssa Danielle Ravich 1991 Irrevocable Trust		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) x (b) o		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ¨ ITEM 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 25,000	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

11

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Mark H. Ravich		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) o
3	SEC USE ONLY		
4	SOURCE OF FUNDS PF, AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 467,650*	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 467,650*	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 467,650*		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*		
14	TYPE OF REPORTING PERSON IN		

* Includes 88,500 Shares underlying certain call options.

12

CUSIP NO. 774374102

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 8, 2017, the Issuer filed suit in the Eastern District of Michigan against, amongst others, David S. Richmond, Mark H. Ravich and the other Reporting Persons, alleging violations of Exchange Act Sections 13(d) and (g), 15 U.S.C. §78m, and the rules promulgated thereunder (the "Michigan Action"). The Complaint in the Michigan Action names as defendants the following individuals and entities (collectively, the "Defendants"):

- David S. Richmond, Matthew J. Curfman, Richmond Brothers, Inc., RBI Private Investment I, LLC, RBI PI Manager, LLC and Richmond Brothers 401(k) Profit Sharing Plan (collectively, the "Richmond Defendants");
- Mark H. Ravich, Norman J. Ravich Irrevocable Trust, Norman and Sally Ravich Family Trust, Alexander Coleman Ravich 1991 Irrevocable Trust and Alyssa Danielle Ravich 1991 Irrevocable Trust (collectively, the "Ravich Defendants");
- Chris Paxos;
- Jay F. Joliat; and
- David Hagelstein.

Specifically, the Complaint states two causes of action (Counts I and III) against all of the Defendants:

- Count I alleges that the Defendants violated Section 13(d) of the Exchange Act by failing to timely disclose in early 2016 that they had collectively acquired in excess of 5% of the Issuer's Shares and entered into an agreement to act in concert with respect to their collective holdings; and

- Count III alleges that the Defendants violated Section 13(d) of the Exchange Act when the Richmond Defendants and Ravich Defendants filed a Schedule 13D on February 20, 2017, because the Schedule 13D does not disclose an alleged group between and among all Defendants.

In the alternative to Count I, the Complaint contains a separate cause of action (Count II) alleging that the Richmond Defendants and the Ravich Defendants violated Section 13(d) of the Exchange Act by failing to timely disclose that they had collectively acquired in excess of 5% of the Issuer's Shares and entered into an agreement to act in concert with respect to their collective holdings as of 2016, i.e. at some point earlier than the Reporting Persons' February 20, 2017 filing.

Finally, in Count IV of the Complaint, the Issuer alleges that David S. Richmond and Richmond Brothers, Inc. violated Sections 13(d) and (g) of the Exchange Act by filing a false, misleading and incomplete Schedule 13G on May 6, 2016 and October 7, 2016, and by failing to file a Schedule 13D (prior to the Reporting Persons' February 20, 2017 filing).

The Richmond Defendants and Ravich Defendants believe that the claims stated in the Complaint are without merit and intend to defend themselves vigorously. The foregoing description of the Complaint is qualified in its entirety by reference to the Complaint, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference. Interested parties should review the Complaint for complete information with respect to the allegations of the Issuer.

13

CUSIP NO. 774374102

        The Issuer's allegations are largely based on various communications from the Defendants directed to the Issuer's Chairman and CEO, Robert Chioini, beginning in February 2016. Such communications, which were intended to encourage the Issuer to voluntarily take action to improve its communications with shareholders and better its corporate governance practices, are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

        The Reporting Persons believe that the Issuer should be considering all means to enhance shareholder value, and in furtherance of such, the Reporting Persons intend to communicate with private equity firms and other interested parties regarding means to enhance shareholder value.

Item 7.   <u>Material to be Filed as Exhibits</u>.

        Item 7 is hereby amended to add the following exhibits:

99.1   Complaint.

99.2   Communications directed to Issuer.

14

CUSIP NO. 774374102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2017

Richmond Brothers, Inc.

By: /s/ David S. Richmond
_____
Name: David S. Richmond
Title: Chairman

RBI Private Investment I, LLC

By: RBI PI Manager, LLC
Manager

By: /s/ David S. Richmond
_____
Name: David S. Richmond
Title: Manager

By: RBI PI Manager, LLC

By: /s/ David S. Richmond
_____
Name: David S. Richmond
Title: Manager

By: Richmond Brothers 401(k) Profit Sharing Plan

By: /s/ David S. Richmond
_____
Name: David S. Richmond
Title: Trustee

/s/ David S. Richmond
_____
David S. Richmond

/s/ Matthew J. Curfman
_____
Matthew J. Curfman

15

CUSIP NO. 774374102

Norman J. Ravich Irrevocable Trust

By: /s/ Mark H. Ravich
             Name: Mark H. Ravich
             Title: Trustee

Alexander Coleman Ravich 1991 Irrevocable Trust

By: /s/ Mark H. Ravich
             Name: Mark H. Ravich
             Title: Trustee

Alyssa Danielle Ravich 1991 Irrevocable Trust

By: /s/ Mark H. Ravich
             Name: Mark H. Ravich
             Title: Trustee

Norman and Sally Ravich Family Trust

By: /s/ Mark H. Ravich
             Name: Mark H. Ravich
             Title: Trustee

/s/ Mark H. Ravich
Mark H. Ravich

16

EX-99.1 2 ex991to13da211265002_031717.htm COMPLAINT

Exhibit 99.1

UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF MICHIGAN

ROCKWELL MEDICAL, INC.,

                        Plaintiff,

vs.

Case No. 17-cv-10757

Hon.

RICHMOND BROTHERS, INC.,
Michigan corporation,

RBI PRIVATE INVESTMENT I, LLC,
a Delaware limited liability company,

RBI PI MANAGER, LLC,
a Delaware limited liability company,

RICHMOND BROTHERS 401(k) PROFIT SHARING PLAN,
an employee benefit plan organized un
der the laws of Michigan,

DAVID S. RICHMOND,
an individual residing in Michigan,

MATTHEW J. CURFMAN,
an individual residing in Michigan,

**NORMAN J. RAVICH
IRREVOCABLE TRUST,**
a Minnesota trust,

NORMAN AND SALLY RAVICH
FAMILY TRUST,
a Minnesota trust,

ALEXANDER COLEMAN RAVICH
1991 IRREVOCABLE TRUST,
a Minnesota trust,

ALYSSA DANIELLE RAVICH 1991
IRREVOCABLE TRUST,
a Minnesota trust,

MARK H. RAVICH,
an individual residing in Minnesota,

CHRIS PAXOS,
an individual residing in Ohio,

JAY F. JOLIAT,
an individual residing in Michigan,

DAVID HAGELSTEIN,
an individual residing in Michigan,

Defendants.

COMPLAINT FOR DECLARATORY
JUDGMENT AND INJUNCTIVE RELIEF

Plaintiff Rockwell Medical, Inc. ("Rockwell" or the "Company"), by its undersigned counsel, upon personal knowledge with respect to itself and its actions and otherwise on information and belief, alleges as follows:

Nature of the Action

1.   This action arises out of the Defendants' repeated and ongoing violations of Section 13(d) of the Securities Exchange Act of 1934 ("Exchange Act"), 15 U.S.C. Sec. 78m(d), and the rules and regulations promulgated thereunder by the Securities Exchange Commission ("SEC").

1

2.   Rockwell is a fully-integrated biopharmaceutical company incorporated in the State of Michigan. Rockwell's common stock is publicly-traded on the NASDAQ over-the-counter market ("NASDAQ"). Because Rockwell's common stock is listed on the NASDAQ, both the Company and its shareholders are subject to disclosure requirements under the U.S. securities laws, including requirements to file disclosure reports with the SEC.

3.   Collectively, and at all times relevant hereto, the Defendants beneficially owned in excess of 5% of the Company's common stock.

4.   Beginning no later than February 4, 2016, the Defendants, formally or informally, entered into an agreement, arrangement, understanding or relationship to act in concert for the purpose of acquiring, holding, voting or disposing of the common stock of Rockwell (hereinafter, the "Shareholder Group"). As such, pursuant to Section 13(d) of the Exchange Act and SEC Rule 13d-5 promulgated thereunder, the Defendants were required to file a Schedule 13D with the SEC publicly disclosing their status as a group, as well as the amount of shares collectively owned and the purpose(s) of the Shareholder Group.

5.   In violation of Section 13(d), however, the Defendants failed to file the required Schedule 13D within 10 days of the formation of the Shareholder Group, and that failure continues through the date of filing of this Complaint.

6.   Defendants' failure to file a Schedule 13D is particularly egregious because from at least February 4, 2016, the Defendants, acting in concert, repeatedly have attempted to direct or influence the control and management of the Company. As described more fully below, these activist attempts by Defendants have included numerous communications seeking to direct and/or influence: (i) the composition of the Company's Board of Directors ("Board") and senior management; (ii) the Company's corporate governance policies and procedures; and (iii) the Company's strategic efforts to develop and commercialize its most critical drugs. As part of their ongoing campaign to direct or influence the Company, the Defendants have made numerous thinly-veiled threats of waging a "war" or "going nuclear," or of taking actions directed toward obtaining control of the Company.

7.   In addition, on October 7, 2016, in the midst of the Defendants' ongoing campaign to direct or influence the control and management of the Company, Defendants David S. Richmond and Richmond Brothers, Inc. filed an amended Schedule 13G with the SEC.[1] The amended Schedule 13G filed by Richmond and Richmond Brothers was false, misleading and incomplete in that it:

(i) falsely represented that Richmond and Richmond Brothers were merely "passive" shareholders in the Company; (ii) failed to disclose that the Richmond Defendants were part of the Shareholder Group along with all of the other Defendants or, in the alternative, that the Richmond Defendants were part of a group that included Defendants Mark S. Ravich, Norman J. Ravich Irrevocable Trust, Norman and Sally Ravich Family Trust, Alexander Coleman Ravich 1991 Irrevocable Trust, and Allysa Danielle Ravich 1991 Irrevocable Trust (collectively, the "Ravich Defendants"), that beneficially owned in excess of 5% of the Company's common stock.

---

[1] Richmond and Richmond Brothers, Inc. together with Defendants Matthew J. Curfman, RBI Private Investment I, LLC, RBI PI Manager, LLC and Richmond Brothers 401(k) Profit Sharing Plan, are collectively referred to herein as the "Richmond Defendants."

2

8.   Thereafter, on or about February 20, 2017, the Richmond Defendants and the Ravich Defendants filed with the SEC a Schedule 13D that identified those Defendants (but not the remaining Defendants) as a "group." That Schedule 13D was and remains false, misleading and incomplete in that it: (i) fails to identify Defendants Chris Paxos, Jay F. Joliat and David Hagelstein as part of the Shareholder Group; (ii) fails to disclose that the Shareholder Group had been formed and had acted in concert since at least February 4, 2016; (iii) in the alternative, falsely represents that the Richmond Defendants and the Ravich Defendants had formed a shareholder group on February 20, 2017, when, in fact, the Richmond and Ravich Defendants had formed a group and acted in concert as far back as February 4, 2016, and in no event later than the fall of 2016; (iv) falsely represents that the Richmond Defendants and the Ravich Defendants had no present plans to nominate one or more candidates for the Rockwell Board when, in fact, they did have the intention of nominating one or more candidates for the Rockwell Board and did so shortly after the filing of the misleading Schedule 13D.

9.   On or about March 1, 2017, the Richmond Defendants and the Ravich Defendants delivered to the Company a Notice of Intent to nominate Richmond and Ravich as candidates for the Rockwell Board.

10.   Shortly thereafter, on or about March 2, 2017, the Richmond Defendants and the Ravich Defendants filed an amended Schedule 13D disclosing that they had nominated Richmond and Ravish for election to the Rockwell Board. The amended Schedule 13D remains false, misleading and incomplete in that it: (i) again fails to identify Defendants Chris Paxos, Jay F. Joliat and David Hagelstein as part of the Shareholder Group; (ii) again fails to disclose that the Shareholder Group had been formed and had acted in concert since on or before February 4, 2016; (iii) in the alternative, fails to correct the false representation in their original Schedule 13D that the date upon which the Richmond and Ravich Defendants entered into an agreement or arrangement to act as a "group" was February 20, 2017, when, in fact, the Richmond and Ravich Defendants had formed a group and acted in concert as far back as February 4, 2016, and in no event later than the fall of 2016.

11.   The Company's Annual Shareholder Meeting will be scheduled for late May or early June 2017. In an effort to ensure that Rockwell's shareholders and the investing public are fully advised of the truth regarding the Defendants and their concerted activities in advance of the Shareholder Meeting, Rockwell files this action seeking declaratory relief, and both preliminary and permanent injunctive relief, to remedy Defendants' repeated and continuing violations of Section 13(d) of the Exchange Act.

Jurisdiction and Venue

12.   This action arises under §13(d) of the Exchange Act, 15 U.S.C. § 78m(d), and the rules and regulations promulgated thereunder by the SEC.

13.   This Court has subject matter jurisdiction pursuant to 28 U.S.C. § 1331 and §27 of the Exchange Act, 15 U.S.C. §78aa, as this action involved a federal question.

14.   This Court has personal jurisdiction over Defendants either because they are citizens of the state of Michigan and/or because the Defendants, acting individually and in concert, have directed their activities and communications to Rockwell, a Michigan corporation with its principal place of business in Michigan.

15.   Venue is proper in the Court pursuant to §27 of the Exchange Act and 28 U.S.C. § 1391, because the actions giving rise to this action took place in this District.

3

Parties

16.   Rockwell is a fully-integrated biopharmaceutical company incorporated in the state of Michigan, with its principal place of business located at 30142 Wixom Road, Wixom, Michigan. Rockwell's common stock is publicly-traded on the NASDAQ. Because Rockwell's common stock is listed on the NASDAQ, both the Company and its shareholders are subject to disclosure requirements under the U.S. securities laws, including requirements to file disclosure reports with the SEC.

17.   Defendant Richmond Brothers, Inc. ("Richmond Brothers") is a Michigan corporation, with its principal place of business at 3568 Wildwood Avenue, Jackson, Michigan. Richmond Brothers is a registered investment advisor, registered with the SEC. In its capacity as a registered investment advisor, at all times relevant hereto, Richmond Brothers beneficially owned in excess of 5% of the common stock of Rockwell.

18.   Defendant RBI Private Investment I, LLC ("RBI PI") is a Delaware limited liability company with its principal place of business at 3568 Wildwood Avenue, Jackson, Michigan. At all times relevant hereto, RBI PI beneficially owned common stock of Rockwell.

19.   Defendant RBI PI Manager, LLC ("RBI Manager") is a Delaware limited liability company with its principal place of business at 3568 Wildwood Avenue, Jackson, Michigan. As the manager of RBI PI, at all times relevant hereto, RBI Manager beneficially owned common stock of Rockwell.

20.   Defendant Richmond Brothers 401(k) Profit Sharing Plan ("RBI Plan") is an employee benefit plan organized under the laws of Michigan and with its principal place of business at 3568 Wildwood Avenue, Jackson, Michigan. At all times relevant hereto, RBI Plan beneficially owned common stock of Rockwell.

21.   Defendant David S. Richmond ("Richmond") is an individual residing in Michigan and a citizen of the state of Michigan. Richmond is the Chairman of Richmond Brothers, the manager of RBI Manager, and a trustee of the RBI Plan. At all times relevant hereto, Richmond has beneficially owned in excess of 5% of the common stock of Rockwell.

22.   Defendant Matthew J. Curfman ("Curfman") is an individual residing in Michigan and a citizen of the state of Michigan. Curfman is the President of Richmond Brothers, and is a trustee of the RBI Plan. At all times relevant hereto, Curfman beneficially owned common stock of Rockwell.

23.   Defendant Norman J. Ravich Irrevocable Trust ("NJR Trust") is a Minnesota trust with its principal place of business at 600 South Highway 169, Suite 1660, St. Louis Park, Minnesota. At all times relevant hereto, the NJR Trust beneficially owned common stock of Rockwell.

24.   Defendant Norman and Sally Ravich Family Trust ("NSR Trust") is a Minnesota trust with its principal place of business at 600 South Highway 169, Suite 1660, St. Louis Park, Minnesota. At all times relevant hereto, the NSR Trust beneficially owned common stock of Rockwell.

25.   Defendant Alexander Coleman Ravich 1991 Irrevocable Trust ("ACR Trust") is a Minnesota trust with its principal place of business at 600 South Highway 169, Suite 1660, St. Louis Park, Minnesota. At all times relevant hereto, the ACR Trust beneficially owned common stock of Rockwell.

26.   Defendant Alyssa Danielle Ravich 1991 Irrevocable Trust ("ADR Trust" and together with the NJR Trust, NSR Trust and ACR Trust, the "Ravich Trusts") is a Minnesota trust with its principal place of business at 600 South Highway 169, Suite 1660, St. Louis Park, Minnesota. At all times relevant hereto, the ADR Trust beneficially owned common stock of Rockwell.

4

27.   Defendant Mark H. Ravich ("Ravich") is an individual residing in Minnesota and is the trustee of each of the Ravich Trusts. At all times relevant hereto, Ravich beneficially owned common stock of Rockwell.

28.   Defendant Chris Paxos ("Paxos") is an individual residing in Ohio. At all times relevant hereto, Paxos beneficially owned common stock of Rockwell.

29.   Defendant Jay F. Joliat ("Joliat") is an individual residing in and a citizen of the state of Michigan. At all times relevant hereto, Joliat has beneficially owned common stock of Rockwell.

30.   Defendant David A. Hagelstein ("Hagelstein") is an individual residing in Michigan and a citizen of the state of Michigan. At all times relevant hereto, Hagelstein beneficially owned common stock of Rockwell.

Facts Common to All Counts

A.   *Regulatory Framework*

31.   Section 13(d) of the Exchange Act requires that "any person" who becomes "directly or indirectly the beneficial owner of more than 5 per centum" of a class of securities of an issuing corporation must file a statement setting forth certain information with the SEC and send the statement to the issuer within 10 days after such acquisition.

32.   In addition, Section 13(d)(3) of the Exchange Act provides that, "when two or more persons act as a . . . group for the purpose of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a 'person' for the purposes of this subsection." 15 U.S.C. § 78m(d)(3). Moreover, regulations promulgated by the SEC further provide:

> When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of sections 13(d) and (g) of the [Exchange] Act, as of the date of such agreement, of all securities of that issuer beneficially owned by any such persons. [17 C.F.R. § 240.13d-5(b)(1).]

33.   The SEC has prescribed Schedule 13D as the official form for compliance with Section 13(d) of the Exchange Act.

34.   Item 6 of Schedule 13D requires, among other things, that the filer "[d]escribe any contracts, arrangements, understandings or relationships (legal or otherwise) among the [reporting persons] and between such persons and any person with respect to any securities of the issuer, including, but not limited to, transfer or voting of any securities...." 17 C.F.R. § 240.13d-101. The term "Reporting Person," as used in Schedule 13D, refers to the person for whom the Schedule 13D is filed; in other words, "each person required to sign the schedule itself."

35.   Further, Item 4 of Schedule 13D requires the filer to "[s]tate the purpose or purposes of the acquisition of securities of the issuer" and "[d]escribe any plans or proposals which the reporting persons may have which relate to or would result in" any outcome specified in Item 4(a)-(j). Items 4(a)-(j) of Schedule 13D include: "(d) Any change in the present board of directors or management of the issuer...." 17 C.F.R. § 240.13d-101.

5

36.   In circumstances where a person is required to file a Schedule 13D, Section 13(g) of the Exchange Act and SEC regulations allow, in lieu of filing a Schedule 13D, for the filing of a short-form statement on Schedule 13G. However, a person may only file a Schedule 13G when "[s]uch person has acquired such securities in the ordinary course of his business and not with the purpose nor with the effect of changing or influencing the control of the issuer...." 17 C.F.R. § 240.13d-1.

B.   Defendants Form the Shareholder Group and Attempt to Direct or Influence the Control and Management of the Company

37.   Beginning no later than February 4, 2016, the Shareholder Group, formally or informally, entered into an agreement, arrangement, understanding or relationship to act in concert for the purpose of acquiring, holding, voting or disposing of the common stock of Rockwell. Since its formation, the Shareholder Group, acting in concert, has engaged in a campaign seeking to direct or influence the control and/or management of the Company. This activist campaign is evidenced by, among other things, an ongoing series of increasingly hostile and threatening communications from the Shareholder Group described below.

38.   On February 4, 2016, the Shareholder Group sent an email communication to Robert Chioini, the CEO of Rockwell (the "2/4/16 Email"). The 2/4/16 Email was sent by Defendant Ravich, with copies to Defendants Richmond, Paxos, Joliat and Hagelstein (collectively, the "Individual Defendants"). The subject line of the 2/4/16 Email read, "Shareholder Concerns."

39.   The body of the 2/4/16 Email consisted of a letter electronically signed by each of the Individual Defendants. In addition, the 2/4/16 Email attached identical letters signed separately by each of the Individual Defendants.[2]

40.   In the 2/4/16 Email, the Shareholder Group first noted that they "represent[ed], along with associates, in excess of 20% of the common stock of the Company." In addition, the Shareholder Group repeatedly referred to themselves as "we" when expressing the "concerns" they shared regarding the Company. In connection with their shared concerns, the Shareholder Group provided a list of ten "recommendations," including that the Company: (i) "[r]econstitute or expand the board of directors"; (ii) "[i]mplement a policy of using best practices into the Company's governance programs"; (iii) "[a]dd more management depth"; and (iv) "[p]rovide an outline of a 5 year plan for the company regarding the commercialization of Triferic and Calcitriol." A true and correct copy of the 2/4/16 Email and attachments is attached as Exhibit A.

41.   Thereafter, on February 22, 2016, the Shareholder Group sent another email communication to Mr. Chioini (the "2/22/16 Email"). In the 2/22/16 Email, the Shareholder Group complained that Mr. Chioini was supposedly "ignoring the request of so many large owners," and reiterated their collective "concerns" regarding the Company. Again, while the 2/22/16 Email was sent by Ravich, it was copied to and contained electronic signatures from each of the other Individual Defendants. A true and correct copy of the 2/22/16 Email is attached as Exhibit B.

42.   Despite having received a lengthy email from Mr. Chioini addressing the "concerns" they had raised, on February 25, 2016, the Shareholder Group sent yet another email communication to Mr. Chioini (the "2/25/16 Email"). In the 2/25/16 Email, the Shareholder Group again repeatedly referred to themselves as "we," and again requested a group call with Mr. Chioini based on their view that Mr. Chioini's response "unfortunately does not address many of the issues we wanted to discuss." Again, the 2/25/16 Email was sent by Ravich, with copies to and electronic signatures from each of the Individual Defendants. A true and correct copy of the 2/25/16 Email is attached as Exhibit C.

43.   On March 4, 2016, the Shareholder Group sent another email communication to Mr. Chioini (the "3/4/16 Email"). The 3/4/16 Email was sent by Defendant Richmond, with copies to each of the other Individual Defendants in the Shareholder Group. In the 3/4/16 Email, Richmond indicated that the Shareholder Group was attaching a joint letter purporting to detail "our feelings, concerns and a request for a conference call."

44.   The joint letter from the Shareholder Group dated March 4, 2016 (the "3/4/16 Letter"), was electronically signed by each of the Individual Defendants in the Shareholder Group and, again, repeatedly referenced the Shareholder Group as "we." Indeed, in the 3/4/16 Letter, the Shareholder Group acknowledged that they had been and continued to act in concert noting, among other things, that: (i) "we have spoken to you about governance over the past several years"; (ii) "[w]e have spoken to you about adding experienced board members"; and (iii) "[w]e talked to you about hiring consultants."

45.   In their joint 3/4/16 Letter, the Shareholder Group also requested that the Company make changes to its management structure, stating that "[w]e would like to see the chairman and CEO roles of the company split between two different people."

46.   Moreover, in the 3/4/16 Letter, after again requesting a group meeting, the Shareholder Group gave the Company

and Mr. Chioini an ultimatum: "You have a choice, you can choose to talk with us...or you can freeze us out." The Shareholder Group then threatened Mr. Chioini with their purported "options" if he did not meet with them: "*We* can write a short white paper and *file it in a 13D* reviewing/shining a bright light on the past..."

---

[2] The 2/4/16 Email was also copied to and included an identical letter from Rockwell shareholder, Larry Hopfenspirger. Mr. Hopfenspirger is not included as a party to this action because he passed away in November 2016.

6

47.   After discussing what they might include in the threatened "13D," the Shareholder Group then described the possible effects of their threatened action:

> We think the result will be that every media outlet will be put on notice, every hedge fund and private equity firm will be put on notice approximately 25% of your shareholders are not happy, tried to work with you and you said, screw you, twice. It will also allow every law firm trolling for clients in a class action suit to know who to call to pick up 25% of your shareholders. We imagine that would be a lawyers dream come true. Do you want to spend time with us, or time saying no comment to lawyers, media, and fending off PE and hedge funds for the next 6-24 months? Now this is not our goal...*but it is an option we are exploring.* (Emphasis added.)

48.   In addition to threatening to prepare a "white paper" and "file it in a 13D," the Shareholder Group's 3/4/16 Letter also threatened an attempt to gain control of the Company. In particular, the Shareholder Group suggested that they were considering approaching private equity firms to make a large investment in an attempt to purchase a controlling interest. In making this threat, the Shareholder Group stated:

> So let us be clear. You founded this company but you don't own it and you certainly don't control it...You have the choice to not meet with us, but we have a choice, with the ability to assemble a 25% block of stock, and a $100 million dollar investment *we could control the company...You may have started this, but you may or may not finish it. We could, as a block, be your best friend, or someone else's best friend.* (Emphasis added.)

49.   After making the threats identified above, the Shareholder Group concluded the 3/4/16 Letter by noting: "We hope for a positive response and a meeting within the next 10 days or *we will move on to one of the options* discussed above. A true and correct copy of the 3/4/16 Email and the attached 3/4/16 Letter are included as Exhibit D.

50.   On March 14, 2016, the Shareholder Group sent another email communication to the Company (the "3/14/16 Email"). The 3/14/16 Email was sent by Richmond, and was in response to Mr. Chioini's offer to meet with Richmond individually. The offer to meet individually with Richmond was based on Mr. Chioini advising Richmond that he had met individually in the recent past with the other Individual Defendants.

51.   In the 3/14/16 Email, Richmond only acknowledged that Mr. Chioini had recently met with Defendants Hagelstein and Joliat, and requested a meeting that also included Defendants Ravich and Paxos. In requesting a meeting including others in the Shareholder Group, Richmond referenced "both of our letters," and, again, indicated that "[w]e would like to focus on governance, strategic business plans, and adding a qualified board member as Chairman of the board." A true and correct copy of the 3/14/16 Email is included as Exhibit E.

52.   On March 16, 2016, the Shareholder Group, acting through Richmond, sent another email communication to Mr. Chioini (the "3/16/16 Email"). The 3/16/16 Email was in response to Mr. Chioini renewing his offer to meet with Richmond individually. In response, Richmond reiterated his desire to meet regarding "our group's concerns." In addition, Richmond explicitly acknowledged the existence of the Shareholder Group and renewed their threat to possibly seek control of the Company:

> *Our group is a group that can put the company into play* or go a long ways in preventing it from every (sic) coming into play...Instead of *risking that we go nuclear* on this, doesn't it make sense to just have a meeting on this...*We wrote you a letter as a group, we expect an answer as a group, what are you afraid of in meeting us as a group?* (Emphasis added.)

A true and correct copy of the 3/16/16 Email is included as Exhibit F.

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53.   Thereafter, on or about March 24, 2016, Mr. Chioini did meet with Richmond for approximately two hours at Rockwell's headquarters.

54.   Following the March 24th meeting, the Shareholder Group, acting through Richmond, sent yet another email communication to Mr. Chioini dated April 1, 2016 (the "4/1/16 Email'). In the 4/1/16 Email, Richmond again explicitly acknowledged the existence of the Shareholder Group: "After the meeting I have been contemplating how to get a win for everyone. And by everyone I mean my clients...*I mean the shareholder group*." (Emphasis added.)

55.   In addition, in the 4/1/16 email, the Shareholder Group stated that "[w]e are willing to have *temporary cease fire* and give you the time you desire." (Emphasis added.) In offering this supposed "cease fire," the Shareholder Group acknowledged a series of demands they had made, but were willing to delay:

> The group is willing to back off from demanding that you separate the chair and the CEO roles... The group is willing to give you 30, 60, 90 days to show progress without advancing pressure on the management team or the company...The group is willing to give you input into the board seat. We are not forcing a person on you rather we want a seat... The group is willing to allow you to pick the consultant.

56.   After listing their demands in the context of the "cease fire," the

Shareholder Group then specified "What We Want":

> We want your commitment that we will be allowed to forward 2-4 names for your consideration to add to the board...The point is to get a commitment out of you that *we will get a board seat*...We want your commitment to hire a consultant...We are asking for a board seat and a consultant to do a project. (Emphasis added.)

A true and correct copy of the 4/1/16 Email is attached as Exhibit G.

57.   Mr. Chioini responded to the Shareholder Group's 4/1/16 Email indicating only that the Company would consider any Board candidates they proposed. In response to Mr. Chioini's offer, the Shareholder Group, acting through Richmond, sent yet another email communication dated April 5, 2016 (the "4/5/16 Email").

58.   In the 4/5/16 Email, the Shareholder Group reiterated its demand for a Board seat: "Our timeline to add another board member is weeks not quarters. We want a board seat we are comfortable with. We are willing to let you have input and not force someone on you but it needs to be in a period of weeks." A true and correct copy of the 4/5/16 Email is attached as Exhibit H.

59.   Thereafter, on April 9, 2016, the Shareholder Group, acting through Richmond, sent yet another email communication to Mr. Chioini addressing their demand for a Board seat (the "4/9/16 Email"). In the 4/9/16 Email, Richmond renewed the Shareholder Group's demand for a Board seat and stated that "my people are out of patience." Richmond then threatened "[y]ou will have to decide if it is worth risking your company over and we will have to decide if it is worth the fight." A true and correct copy of the 4/9/16 Email is included as Exhibit I.

60.   On April 28, 2016, the Shareholder Group, acting through Richmond, sent another email communication to Mr. Chioini (the "4/28/16 Email"). In the 4/28/16 Email, the Shareholder Group renewed their demand for a Board seat, indicating: "[w]e are forwarding 3 names for the board for you to vet...We would be comfortable with any of the nominees being appointed to the board...With that in mind we would expect an initial contact within the month of May..." A true and correct copy of the 4/28/16 Email is attached as Exhibit J.

61.   Mr. Chioini responded to the 4/28/16 Email that the Company would review and consider the candidates proposed by the Shareholder Group. Ultimately, in June 2016, the Board approved the appointment of a highly qualified new director for the Board that was not one of the candidates proposed by the Shareholder Group.

8

C.   *Richmond and Richmond Brothers Prepare a False and Misleading Amended Schedule 13G*

62.   Despite all of the activist communications from the Shareholder Group and Richmond, on May 6, 2016, Richmond caused Richmond Brothers to prepare and serve upon the Company an amendment to its previously filed Schedule 13G, indicating to he and his company were merely "passive" shareholders.

63.   Specifically, on May 6, 2016, Defendant Richmond Brothers prepared and served on the Company a Schedule 13G/A, amending the Schedule 13G previously filed by Richmond Brothers (the "May 2016 Amended 13G"). The May 2016 Amended 13G was signed by Richmond as the President of Richmond Brothers. The May 2016 Amended 13G does not currently appear on the SEC's Edgar website, and it is unclear if the May 2016 Amended 13G was ever filed with the SEC.

64.   In the May 2016 Amended 13G, Richmond Brothers, acting through Richmond, failed to disclose that it had been and continued to be a member of the Shareholder Group. In particular, Richmond Brothers left blank the section of the form requiring the Reporting Person to provide the "Identification And Classification Of Members Of The Group."

65.   In addition, in the May 2016 Amended 13G, Richmond Brothers, acting through Richmond, falsely certified that the Rockwell shares referenced in the filing "were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities..." A true and correct copy of the May 2016 Amended 13G is attached as Exhibit K.

D.   *The Shareholder Group Renews Its Aggressive Communications in the Fall of 2016*

66.   In the fall of 2016, the Shareholder Group, acting through Richmond, renewed its aggressive communications with the Company.

67.   On September 19, 2016, the Shareholder Group, acting through Richmond, emailed Mr. Chioini requesting another meeting (the "9/19/16 Email"). The 9/19/16 Email was copied to Ravich, and requested that Mr. Chioini meet with Richmond and Ravich purportedly to "see if we can understand the long term game plan, find common ground, and a civil way forward." A true and correct copy of the 9/19/16 Email is attached as Exhibit L.

68.   Less than three days later, on September 22, 2016, the Shareholder Group, acting through Richmond, sent another email communication to Mr. Chioini complaining that he had not yet responded to the request for a joint meeting with Richmond and Ravich (the "9/22/16 Email"). In the 9/22/16 Email, Richmond once again expressed hostility stating, "[a]gain, and this is the last time, my preference is to meet and discuss. If you prefer to **go to war**...I am quickly becoming more ok with that." A true and correct copy of the 9/22/16 Email is attached at Exhibit M. (Emphasis added.)

69.   On October 3, 2016, Mr. Chioini responded to both of the recent email communications from Richmond and Ravich. After advising them that he had been traveling and had extremely limited time to respond to their request, Mr. Chioini indicated that, given that he had met with them recently to address their purported concerns, and given the important priorities facing the Company, a further meeting was not appropriate at that time. Nonetheless, Mr. Chioini invited Richmond and Ravich to communicate any additional concerns in writing so that he could consider a response.

70.   Within a few hours of Mr. Chioini's communication, Richmond, acting on behalf of the Shareholder Group and with a copy to Ravich, responded with another lengthy and hostile email communication (the "10/3/16 Email"). In the 10/3/16 Email, although Richmond attempted to disavow that he was acting as part of a "group," he continued to reference the collective actions of the Shareholder Group, including their attempts to obtain Board seats: "[r]egarding board seats, we have offered help to you and the company. We have offered several candidates...." Richmond's references to the collective actions of the Shareholder Group and thinly-veiled threats continued:

> We reached out on a vision and board members...We have tried to help you and you have a history of ignoring your owners. That style of management works if you deliver. So for your sake I hope you deliver. If not, you'll probably join the long list of founders who no longer work at the company they founded. May not be us but someone will come along to buy your company and you won't have the shareholder credibility to get the vote you need...You need us to support you.

A true and correct copy of the 10/3/16 Email is attached as Exhibit N.

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E.   *Richmond and Richmond Brothers File a False and Misleading Amended Schedule 13G*

71.   Within days of his 10/3/2016 Email, Richmond caused Richmond Brothers to file an amendment to its previously filed Schedule 13G, indicating to Rockwell's other shareholders and the investing public that he and his company were merely "passive" shareholders.

72.   Specifically, on October 7, 2016, Defendant Richmond Brothers filed with the SEC a Schedule 13G/A, amending the Schedule 13G previously filed by Richmond Brothers (the "October 2016 Amended 13G"). The October 2016 Amended 13G was signed by Richmond as the President of Richmond Brothers.

73.   In the October 2016 Amended 13G, Richmond Brothers, acting through Richmond, failed to disclose that it had been and continued to be a member of the Shareholder Group. In particular, Richmond Brothers left blank the section of the form requiring the Reporting Person to provide the "Identification And Classification Of Members Of The Group."

74.   In addition, in the October 2016 Amended 13G, Richmond Brothers, acting through Richmond, falsely certified that the Rockwell shares referenced in the filing "were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities..." A true and correct copy of the October 2016 Amended 13G is attached as Exhibit O.

F.   *The Richmond Defendants and Ravich Defendants File a False and Misleading Schedule 13D*

75.   On February 20, 2017, the Richmond Defendants and the Ravich Defendants filed with the SEC a Schedule 13D. In their Schedule 13D, the Richmond Defendants and the Ravich Defendants disclosed that they were acting as a group as of February 20, 2017, and they attached a purported "Group Agreement" dated February 20, 2017.

76.   The Schedule 13D filed by the Richmond Defendants and the Ravich Defendants failed to disclose the existence, purpose or activities of the Shareholder Group.

77.   The Schedule 13D filed by the Richmond Defendants and the Ravich Defendants also failed to disclose the other members of the Shareholder Group with whom they had been acting in concert, including Defendants Paxos, Joliat and Hagelstein.

78.   Alternatively, the Schedule 13D, as well as the attached "Group Agreement", filed by the Richmond Defendants and the Ravich Defendants also falsely represented that the date upon which they had entered into an agreement or arrangement to act as a "group," was February 20, 2016. In fact, the Richmond Defendants and the Ravich Defendants had been acting as a group as far back as February 4, 2016, and in no event later than the fall of 2016.

79.   In Item 4 of the referenced Schedule 13D, the Richmond Defendants and the Ravich Defendants represented that the purpose for acquiring the Rockwell shares that were the subject of the filing was "the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity."

80.   In addition, in Item 4 of the referenced Schedule 13D, the Richmond Defendants and the Ravich Defendants represented that they did not have "any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D..." A true and correct copy of the Schedule 13D filed by the Richmond Defendants and Ravich Defendants is attached as Exhibit P.

81.   Item 4 of Schedule 13D requires the Reporting Person(s) to disclose "any plans or proposals which the reporting persons may have which relate to or would result in...(d) [a]ny change in the present board of directors...of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board." 17 C.F.R. § 240.13d-101.

82.   Contrary to the representations in the referenced Schedule 13D, as of the date of its filing, the Richmond Defendants and the Ravich Defendants did have as a plan or purpose that included nominating one or more candidates for Rockwell's Board.

83.   In fact, at some time on or before the filing of the referenced Schedule 13D, Richmond caused 100 shares of Rockwell common stock that he beneficially owned in street name through Cede & Co. to be transferred into his name as the shareholder of record. This transfer of ownership of 100 shares of Rockwell common stock was effected as of February 21, 2017, i.e., the same day that the Richmond Defendants and the Ravich Defendants filed the referenced Schedule 13D.

84.   Likewise, at some time on or around the filing of the referenced Schedule 13D, Ravich caused 100 shares of Rockwell common stock that he beneficially owned in street name through Cede & Co. to be transferred into his name as shareholder of record. This transfer of ownership of 100 shares of Rockwell common stock was effected as of February 24, 2017, i.e., within a few days of the date on which the Richmond Defendants and the Ravich Defendants filed the referenced Schedule 13D.

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85.   Under Rockwell's by-laws, only a shareholder of record is eligible to nominate a candidate for election to the Company's Board. By transferring 100 shares of Rockwell stock from street name as described above, both Richmond and Ravich became shareholders of record as of the date of their respective transactions.

86.   On March 1, 2017, Ravich delivered to the Company a Notice of Shareholder Nominations of Individuals for Election as Directors at the 2017 Annual Meeting of Shareholders of Rockwell Medical, Inc. (the "Notice"). In the Notice, Ravich notified the Company that he was purporting to nominate himself and Richmond for election to the Company's Board at the upcoming Annual Shareholder Meeting to be held in late May or early June. A true and correct copy of the Notice is attached as Exhibit Q.

87.   Thereafter, on March 2, 2017, the Richmond Defendants and the Ravich Defendants filed with the SEC an amended Schedule 13D disclosing that they had delivered the Notice to the Company.

88.   Like the previously filed Schedule 13D, the amended Schedule 13D filed by the Richmond Defendants and the Ravich Defendants fails to disclose the existence, purpose or activities of the Shareholder Group.

89.   The amended Schedule 13D filed by the Richmond Defendants and the Ravich Defendants also fails to identify the other members of the Shareholder Group with whom they had been acting in concert, including Defendants Paxos, Joliat and Hagelstein. A true and correct copy of the amended March 2, 2017 Schedule 13D is attached as Exhibit R.

90.   The amended Schedule 13D filed by the Richmond and Ravich Defendants also fails to correct the misrepresentation in their original Schedule 13D that they had agreed to act as a group as of February 20, 2017.

COUNT I
Violation of §13(d) of the Exchange Act and SEC Rules promulgated
thereunder based on Failure to File Schedule 13D
(AS AGAINST ALL DEFENDANTS)

91.   Rockwell repeats and realleges, as if fully set forth herein, the allegations of Paragraphs 1 through 90, above.

92.   By reason of the foregoing, Defendants violated §13(d) of the Exchange Act, 15 U.S.C. § 78m(d), and the rules promulgated thereunder, by failing to file the required Schedule 13D disclosing that they collectively had acquired in excess of 5% of Rockwell's common stock, based on having, formally or informally, entered into an agreement, arrangement, understanding or relationship to act in concert for the purpose of acquiring, holding, voting or disposing of the common stock of Rockwell.

93.   The Defendants' violation of §13(d) of the Exchange Act continues at least through the date of filing of this Complaint.

94.   Given that the Richmond Defendants and the Ravich Defendants have publicly announced their intention to engage in a proxy contest seeking to elect Richmond and/or Ravich to the Board, Rockwell and its shareholders will be irreparably harmed if the Defendants are not required immediately to make accurate and complete disclosures.

95.   Specifically, Rockwell and its shareholders will be irreparably harmed absent corrective and appropriate equitable relief: (a) requiring the Defendants to file an accurate and complete Schedule 13D disclosing, among other things, their status as a group, the date upon which they agreed or arranged to act as a group, and their purpose(s) in acting as a group; (b) barring the Defendants from soliciting or contacting other Rockwell Shareholders in connection with any efforts to nominate or elect directors to the Company's Board until 30 days after they have filed an appropriate and complete Schedule 13D; (c) barring the Defendants from voting or directing the voting of Rockwell common stock or acquiring additional beneficial ownership of Rockwell common stock until 30 days after they have filed an appropriate and complete Schedule 13D as describe above.

96.   Rockwell has no adequate remedy at law.

COUNT II
Violation of §13(d) of the Exchange Act and SEC Rules promulgated
thereunder based on Failure to File Schedule 13D
(AS AGAINST THE RICHMOND AND RAVICH DEFENDANTS)

97.   Rockwell repeats and realleges, as if fully set forth herein, the allegations of Paragraphs 1 through 96, above.

98.   By reason of the foregoing, and in the alternative to Count I, the Richmond Defendants and the Ravich Defendants violated §13(d) of the Exchange Act, 15 U.S.C. §78m(d), and the rules promulgated thereunder, by failing to timely file the required Schedule 13D disclosing that they collectively had acquired in excess of 5% of Rockwell's common stock, based on having, formally or informally, entered into an agreement, arrangement, understanding or relationship to act in concert for the purpose of acquiring, holding, voting or disposing of the common stock of Rockwell.

99.   In the alternative to Count I, the violation of §13(d) of the Exchange Act by the Richmond Defendants and the Ravich Defendants occurred 10 days after the date on which they, formally or informally, entered into an agreement, arrangement, understanding or relationship to act in concert for the purpose of acquiring, holding, voting or disposing of the common stock of Rockwell.

100.   The date upon which the Richmond Defendants and the Ravich Defendants entered into an agreement, arrangement, understanding or relationship to act as a group is as far back as February 4, 2016, and in no event later than the fall of 2016.

101.   Given that the Richmond Defendants and the Ravich Defendants have publicly announced their intention to engage in a proxy contest seeking to elect Richmond and/or Ravich to the Board, Rockwell and its shareholders will be irreparably harmed if the Defendants are not required immediately to make accurate and complete disclosures.

102.   Specifically, Rockwell and its shareholders will be irreparably harmed absent corrective and appropriate equitable relief: (a) requiring the Richmond and Ravich Defendants to file an accurate and complete Schedule 13D disclosing, among other things, the date upon which they agreed or arranged to act as a group, and their purpose(s) in acting as a group; (b) barring the Richmond and Ravich Defendants from soliciting or contacting other Rockwell shareholders in connection with any efforts to nominate or elect directors to the Company's Board until 30 days after they have filed an appropriate and complete Schedule 13D; (c) barring the Richmond and Ravich Defendants from voting or directing the voting of Rockwell common stock or acquiring additional beneficial ownership of Rockwell common stock until 30 days after they have filed an appropriate and complete Schedule 13D as describe above.

103.   Rockwell has no adequate remedy at law.

COUNT III
Violation of §13(d) of the Exchange Act and SEC Rules promulgated
thereunder based on False, Misleading and Incomplete Schedule 13D
(AS AGAINST ALL DEFENDANTS)

104.   Rockwell repeats and realleges, as if fully set forth herein, the allegations of Paragraphs 1 through 103, above.

105.   By reason of the foregoing, Defendants violated §13(d) of the Exchange Act, 15 U.S.C. §78m(d), and the rules promulgated thereunder, by filing a false, misleading and incomplete Schedule 13D on February 20, 2017.

106.   The referenced Schedule 13D was false, misleading and incomplete in the following respects: (a) it fails to disclose Defendants Paxos, Joliat and Hagelstein as part of the group; (b) it fails to disclose that the Shareholder Group had been formed not later than February 4, 2016; (c) it fails to disclose the purposes and activities of the Shareholder Group from the date of its formation through the present; (d) it falsely represented that the Richmond and Ravich Defendants entered into an agreement or arrangement to act as a "group" on February 20, 2017; (e) it falsely represented that the Richmond Defendants and the Ravich Defendants had no present plans to nominate one or more candidates for the Rockwell Board when, in fact, they did have the intention of nominating one or more candidates for the Rockwell Board and did so shortly after the filing of the misleading Schedule 13D; and (f) it fails to disclose that Defendant Richmond Brothers, acting through Richmond, filed a false and misleading Schedule 13G on October 7, 2016 as alleged herein.

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107.   Although the Richmond Defendants and the Ravich Defendants filed an amended Schedule 13D, that amended Schedule 13D, remains false, misleading and incomplete in the following respects: (a) it fails to disclose Defendants Paxos, Joliat and Hagelstein as part of the group; (b) it fails to disclose that the Shareholder Group had been formed not later than February 4, 2016; (c) it fails to disclose the purposes and activities of the Shareholder Group from the date of its formation through the present; and (d) it fails to correct the false representation in their original Schedule 13D that they had entered into an arrangement or agreement to act as a "group" as of February 20, 2017; (e) it fails to disclose that Defendant Richmond Brothers, acting through Richmond, filed a false and misleading Schedule 13G on October 7, 2016 as alleged herein.

108.   Given that the Richmond Defendants and the Ravich Defendants have publicly announced their intention to engage in a proxy contest seeking to elect Richmond and/or Ravich to the Board, Rockwell and its shareholders will be irreparably harmed if the Defendants are not required immediately to make accurate and complete disclosures.

109.   Specifically, Rockwell and its shareholders will be irreparably harmed absent corrective and appropriate equitable relief: (a) requiring Defendants to file an accurate Schedule 13D correcting the false, misleading and incomplete disclosures described in paragraphs 106-07 above; (b) barring Defendants from soliciting or contacting other Rockwell Shareholders in connection with any efforts to nominate or elect directors to the Company's Board until 30 days after they have filed an appropriate and complete Schedule 13D; (c) barring the Defendants from voting or directing the voting of Rockwell common stock or acquiring additional beneficial ownership of Rockwell common stock until 30 days after they have filed an appropriate and complete Schedule 13D as describe above.

110.   Rockwell has no adequate remedy at law.

COUNT IV
Violation of §13(d) and (g) of the Exchange Act and related regulations based
on Filing of False, Misleading and Incomplete Schedule 13G
(AS AGAINST RICHMOND AND RICHMOND BROTHERS)

111.   Rockwell repeats and realleges, as if fully set forth herein, the allegations of Paragraphs 1 through 110, above.

112.   Based on the foregoing, Richmond and Richmond Brothers violated Sections 13(d) and (g) of the Exchange Act, 15 U.S.C. §78m(d) and (g), and the rules promulgated thereunder, by filing a false, misleading and incomplete Schedule 13G on both May 6, 2016 and October 7, 2016, and by failing to file a Schedule 13D.

113.   The Schedule 13G filed on October 7, 2016 was false, misleading and incomplete in that it: (i) falsely represented to Rockwell's other shareholders and the investing public that Richmond Brothers was a passive shareholder; (ii) failed to disclose that Richmond Brothers had been and continued to be a member of the Shareholder Group; and (iii) falsely certified that the Rockwell shares referenced in the filing "were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities...."

114.   In this Count IV, Rockwell seeks a declaratory judgment finding that Richmond and Richmond Brothers violated §13(d) and (g) of the Exchange Act.

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2:17-cv-10757-RHC-MKM   Doc # 17-5   Filed 03/21/17   Pg 37 of 76   Pg ID 578

WHEREFORE, Rockwell demands judgment against Defendants, including declaratory and injunctive relief, as follows:

(a)   Finding and adjudging that Defendants—or, in the alternative the Richmond and Ravich Defendants—have formed a group under Section 13(d) of the Exchange Act, 15 U.S.C. § 78m(d), and Rule 13d-1 thereunder, 17 C.F.R. § 240.13d-1, for the purpose of acquiring, holding, voting or disposing of Rockwell common stock, as described above;

(b)   Finding and adjudging that all Defendants – or, in the alternative, the Richmond and Ravich Defendants – violated Section 13(d) of the Exchange Act, 15 U.S.C. §78m(d), and the rules promulgated thereunder, by failing to file a Schedule 13D for the entire group;

(c)   Finding and adjudging that the Richmond and Ravich Defendants violated Section 13(d) of the Exchange Act, 15 U.S.C. §78m(d), and the rules promulgated thereunder, by filing a false, misleading and incomplete Schedule 13D on February 20, 2017, as supplemented on March 2, 2017, as described above;

(d)   Finding and adjudging that Richmond and the Richmond Defendants violated Sections 13(d) and (g) of the Exchange Act, 15 U.S.C. §78m, and the rules promulgated thereunder, by filing a false, misleading and incomplete disclosure on Schedule 13G, rather than Schedule 13D, on May 6, 2016 and October 7, 2016, as described above;

(e)   Requiring Defendants—or, in the alternative the Richmond and Ravich Defendants—to file an accurate and complete Schedule 13D disclosing their status as a group, the date upon which they agreed or arranged to act as a group, and their purpose(s) in acting as a group.

(f)   Precluding Defendants from soliciting or contacting other Rockwell shareholders in connection with any efforts to nominate or elect directors to the Company's Board until 30 days after they have filed an appropriate and complete Schedule 13D;

(g)   Precluding Defendants from voting or directing the voting of Rockwell common stock or acquiring additional beneficial ownership of Rockwell common stock until 30 days after they have filed an appropriate and complete Schedule 13D as describe above;

(h)   Ordering Defendants, and each one of them, to divest their Rockwell shares purchased since any one or more of them decided to act as a group for the purposes of seeking to change or influence control of Rockwell or formed the intent to seek to change or influence the control of Rockwell, as described above, and in no event later than February 4, 2016;

(i)   Enjoining Defendants from acquiring any further Rockwell shares or asserting any rights with respect to Rockwell by virtue of the ownership of such Rockwell shares, until such divestitures are completed and corrective disclosures are made; and,

(j)   Granting Rockwell such other and further relief as the Court deems just and proper.

14

Respectfully submitted on behalf of
ROCKWELL MEDICAL, INC.

/s/ Irina Kashcheyeva
Irina Kashcheyeva (P72575)
FOLEY & LARDNER LLP
500 Woodward Avenue, Suite 2700
Detroit, MI 48306
Telephone: 313.234.7100
Facsimile: 313.234.2800
ikashcheyeva@foley.com

Dean M. Jeske
Phillip M. Goldberg
FOLEY & LARDNER LLP
Telephone: 312.832.4500
Facsimile: 312.832.4700
djeske@foley.com
pgoldberg@foley.com

Dated: March 8, 2017   *Attorneys for Plaintiff*

15

From ***FISMA & OMB Memorandum M-07-16*** Feb 4 at 5:41 PM
To rchioini@rockwellmed.com
CC

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16 dave@richmondbrothers.com ***FISMA & OMB Memorandum M-07-16***

Subject: Shareholder Concerns

Rockwell Medical
Attn: Robert Chioini
30142 Wixom Road
Wixom, MI 48393

February 4, 2016

Dear Rob

The undersigned are all longtime supporters of Rockwell Medical and represent, along with associates, in excess of 20% of the common stock of the Company. We all share a number of concerns that we would like to jointly discuss with you. There is no question that you have done a superb job in operating the Company and in achieving the two FDA drug approvals. However our concerns are regarding the pace of the current commercialization phase of the drugs. In addition we strongly feel that the Company needs to do more to promote its stock through better communications with shareholders and the public.

It has now been over 1 year since the approval of Triferic and over 1.5 years since the approval of Calcitriol. We feel that after this much time there is still not a clear understanding in the marketplace what the opportunities are for these two drugs. Based upon the limited public information available to us it is also not clear if any meaningful success has yet been achieved in the commercialization process. We are also concerned that the Company has not clearly defined the full extent of the Triferic opportunity as a platform drug across all likely indications and in all areas of the globe.

In addition we feel that the Company needs to do a much better job in communicating with the public. One of your key jobs as the CEO of a public company is to manage the expectations of the public, to provide guidance as to the Company's short term and long term goals, and to defend the Company's stock against inaccurate facts being spread in the marketplace. To date very little actual guidance has been provided, and to the extent that some guidance has been wrong, the Company has not done a good job of explaining to the public the reasons why. One of the problems with this approach is that it allows the short sellers to set the narrative. Also you should try to be more enthusiastic and forceful in your delivery of the opportunity to the public.

We believe that the above concerns have contributed to the fact that the Company's stock price has dropped much quicker than the overall market or the biotech industry in particular. This excessive price drop hurts many of your shareholders, especially those on margin, and should be a concern of the Company's. In addition, such a low stock price makes raising money much more expensive if needed, and encourages either strategic investors or financial investors to possibly attempt a cheap takeover of the Company.

After discussions amongst ourselves, we would like the Company to consider the following recommendations.

1. Reconstitute or expand the board of directors to incorporate at least 2 world class drug industry veterans.
2. Implement a policy of using best practices into the Company's governance programs.
3. Add more management depth so that multiple opportunities can be aggressively pursued at the same time, both in the business development area and the sales and marketing area
4. Provide an outline of a 5 year plan for the company regarding the commercialization of Triferic and Calcitriol, indicating time frames and market sizes in all of the various indications in all parts of the globe.
5. Explain the reasons for the delays in the launch of Calcitriol.
6. Better explain the Company's guidance for the rollout of Triferic in the United States and abroad and why the rollout appears to be behind schedule.
7. Provide more specific guidance of the Company's financial goals.
8. Explain the expected use of the Company's cash reserves.
9. As part of improving communications to the public allow investors to ask questions on the conference calls.
10. Either hire a new Investor Relations firm or better utilize the current firm.

In closing, we all fully support your leadership of the Company. However as you are still new in the role of leading a drug company we feel you could benefit from the experience and advice of industry veterans, both in commercializing our drugs and in dealing with the Public.

We encourage you to take advantage of the upcoming conference call to reinvigorate your shareholder base and to disseminate additional information to the public. We believe that this opportunity is much greater than the market is giving you credit for.

In addition, we would all like to have a conference call with you to further discuss the above issues either before or directly after the next earnings conference call.

Thanks in advance for considering our suggestions. (signed letters attached)

Mark Ravich

David Hegelstein

Chris Paxos

David Richmond

Jay Joliat

Larry Hopfenspirger

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, February 22, 2016 5:22 PM
To: Rob Chioini
Cc: ***FISMA & OMB Memorandum M-07-16*** dave@richmondbrothers.com; ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
Subject: RMTI

Rob

We want to congratulate you on your recent deal in China and the filing of a new IND. It looks like a good start towards developing the international potential of Triferic.

However it has now been 18 days since you received our request to hold a conference call with us to discuss our various concerns. As of today no one has yet heard back from you.

While it is now clear that you have been busy finalizing the China deal, it is still quite disappointing that you appear to be ignoring the request of so many large owners and long term supporters of the Company. This only highlights one of our concerns about the lack of adequate shareholder communications. While your recent news was a good start it does not really address the various concerns that we have written to you about.

The fact that the Company's stock has failed to move in any meaningful way after the above announcements only highlights the fact that the public does not understand the full potential of Triferic. In addition as of today you have announced that only one of the top 7 Companies in the industry is working on Triferic after 13 months from approval. This raises the question, is the Company having problems commercializing the drug? This lack of either results or communication reinforces the short sellers thesis in the marketplace, and harms your shareholder base.

We would like to schedule a conference call with you as soon as possible, either before or right after your upcoming earnings conference call. Please let us know some times and days that would work for you. Our goal is to continue to handle this in a friendly and supportive way; however we feel it is inappropriate that so much time has passed with no response from the Company.

Feel free to reach out to any one of us.

Best regards,

Mark Ravich

Dave Haglestein

Dave Richmond

Chris Paxos

Jay Joliat

Larry Hopfenspirger

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, February 25, 2016 3:58 PM
To: Rob Chioini
Cc: dave@richmondbrothers.com; ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
Subject: RMTI

Rob

While we appreciate your response to us unfortunately it does not address many of the issues we wanted to discuss. However at this time we think it would be best to wait until after Rockwell's earnings call to schedule a follow up. That way we can better see what still needs to be discussed.

We will contact you then. Hope all is well.

Best regards

Mark Ravich

Dave Haglestein

Dave Richmond

Chris Paxos

Jay Joliat

Larry Hopfenspirger

From: David Richmond [mailto:dave@richmondbrothers.com]
Sent: Friday, March 04, 2016 4:03 PM
To: Rob Chioini
Cc: Tom Klema; Ray Pratt; Ajay Gupta;   ***FISMA & OMB Memorandum M-07-16***

                    FISMA & OMB Memorandum M-07-16

Subject: Shareholder request for meeting

Rob,

Attached you will find a letter that details our feelings, concerns and a request for a conference call.   Please read it and respond.

Thank you for your time.

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®

President

Richmond Brothers, Inc.

Connect with us:

3568 Wildwood Avenue, Jackson, Michigan 49202

Website: www.richmondbrothers.com

Services offered through Richmond Brothers, Inc., an SEC-Registered Investment Adviser.

March 4, 2016

Rob Chioini, Chairman and CEO

Rockwell Medical

30142 Wixom Road

Wixom, MI 48393

Rob,

Per our note prior to the conference call we said we would be back to you in requesting a meeting, via conference call or in-person, to discuss the company. The results of the conference call have only renewed our desire to open a dialogue with you to discuss your strategic and tactical plans for the company. Thus, we are formally asking for a meeting to be held within the next 10 days at your convenience.

We want to establish a fair and honest working relationship with you. As owners of Rockwell we not only have the right but the responsibility to understand the strategic direction of the company and how it plans to execute to achieve said strategic goals. As you could read from our previous letter, and backed up with evidence from every single analyst, we were not alone in our desire to step from the darkness into the light.

We asked you in our previous letter to shine a light on what has happened, what the plans are, and how you intend to execute. Instead of taking that letter seriously, talking with us, and as importantly thinking that maybe others feel this way as well, you chose to ignore us for a couple weeks, and then dismissed us by refusing to talk to us in the future. Thus instead of preparing to be asked in a public setting the same questions we were asking you privately you went into the conference totally unprepared, and behold, those were the same questions Annabel asked you with disastrous results. It was followed up in research reports with every single analyst quoting a level of confusion, lack of clarity and understanding resulting in the downgrade of the stock. The conference call basically called into question, can Rockwell sell the drug at all, do you have a pricing strategy, do you need pricing outside the bundle in order to sell Triferic and if you don't get it, will it still sell, and when has enough time been wasted not selling the drug that the company will start selling it in any event. We are not saying that is exactly what you said, rather that is the perception from the reports written by your analysts. This perception has shaped what the market currently believes, which resulted in $150,000,000 being wiped form the market cap of the company in about 15 minutes. In addition, it has attracted lawyers, trolling for clients, of which we have many unhappy shareholders.

We want to be clear, we are looking to begin a dialogue with you having as our priority the best interests of the company and creating long term shareholder value. We also want to be clear, you may have the greatest plan in the world, the problem is no one knows what it is. As owners that is unacceptable. Also as a publicly traded company the fact that the market place, its owners, nor the public has any idea what your plans are, is not best practices or anything approaching best practices. We understand as investors this is your first time through this process of drug approval and launch. It is a great opportunity when deciding to invest in a company developing their first drug. We also understand with that lack of experience comes mistakes. We are not asking you to be perfect, rather, to be open to the idea of making the learning greater than the experience itself, applying that wisdom, and being better in the future.

Part of developing that acceptance of risk as a culture is being transparent when mistakes happen, describing your learning and how it will make the company better. The communication is as important as what happened. Our concern is we don't see this culture at Rockwell. As management has made decisions such as not launching Vitamin D, or the problems associated with it, or the determination to suspend the launch of Triferic without any public notice, back channel work with analysts, etc...these things have real world effects such as a losing public trust and confidence. In addition, it potentially has legal ramifications as there was public guidance on Triferic and when you decided to suspend the launch that had to be material information and thus an 8k needed to be filed. It wasn't and that may be something that will be debated in court now.

Individually, as well as in our letter, we have spoken to you about governance over the past several years. We have offered free advice for the protection of the shareholders and the company. We have spoken to you about adding experienced board members, people who have built or ran billion dollar companies, people who have gotten drugs approved and launched. We talked to you about hiring consultants and doing things in a best practices manner from a governance standpoint. You stated to us that it was a priority of yours to add board members and that you acknowledged it was a weakness you planned to address. And yet years later, we are where we always were. We know in our own corporate lives, when we get good advice, we avoid some of the potholes along the way. We believe you are so busy working in the business you don't have the time to work on the business. Taking a couple of hours last fall to properly manage expectations could have avoided the damage done during the conference call. Due to the lack of progress we have seen, and the track record being created we would like to discuss the following:

1. Having the Company prepare a multi-year strategic plan for the public outlining the various indications for which Triferic can be used, the size of each market in the USA and globally, and the timelines involved in bringing Triferic to market for each of those indications. We believe the market doesn't understand the true potential of Triferic as a drug platform technology. The company needs to provide the

education to the market so they may understand and act on what we all believe is the truly astounding potential that drug is and equally important what that means.

2. We would like to see the chairman and CEO roles of the company split between two different people. Specifically we would like to see a trusted drug industry veteran take over the Chairman's role. We feel this could go a long way towards restoring the public's trust in the company and could bring new institutional investors into the stock. In addition, we would like to see a second drug industry veteran appointed to the board. We believe you are so busy working in the company that you don't work on the company. Someone needs to be focused working on the company while you work in the company. We are asking for board seats but we are doing it in the friendliest of ways. We aren't demanding who we want on the board, we are allowing the company to go through a proper vetting process to pick the experts. No CEO has every skill set. Any great CEO surrounds themselves with great people; people better than they are. Any multi-billion dollar company has outside directors who are not friends, but are experts in what you are trying to do, helps provide you guidance, helps you run the company better, and that is best for you, the company and the shareholder.

3. Finally we believe that you need to have another public call during which you explain exactly what has been happening for the past year on both Triferic and Calcitriol. As you can tell from the conference call and the results in the financial markets after the call, nobody has any understanding of what really is going on inside Rockwell Medical.

Our goal is to continue to remain friendly, we don't want to be adversarial but as stated above we have rights and responsibilities as shareholders to understand what is going on. We would prefer and have now requested, for the second time, a meeting to gather that information and discuss our points above. You have a choice, you can choose to talk with us, informing us of your business plan and building confidence in a large block of your shareholders, or you can freeze us out. It is clearly your choice. However, we want to inform you of what our options are in case of the latter.

We believe we have many options some of which include the following:

1. We can write a short white paper and file it in a 13D reviewing/shining a bright light on the past narrating for the public our concerns. We would hate to do this as this action will have an effect. We would prefer to simply open a dialogue with you. Some of the effect a 13D would have: it would use old transcripts of your conference calls to point out past guidance and its accuracy. Those old transcripts are fascinating reading. It would point out no public explanation has been given for having Vitamin D for 2 years without launch. It would also point out past guidance with Vitamin D. It would point out holding Triferic for 13 months before the first business development deal was done, with nothing still done in Europe, Japan, or other indications in the USA. A year of patent gone with what results to

show? It would show, 14 months of Triferic approval with little to no sales and no clarity. It would use your words and the analysts' expectations to tell the story. It would also tell the story of a group of shareholders who care about the little guy while the CEO refused to talk to the very same people who supported him and the stock for over a decade and how they were mistreated and cast aside because he was "too busy". It also would use your words about the great shareholder value and over-performance quoted in your letter to us, that was simply wiped away in one bad conference call. And how that result could have been avoided because the CEO was actually put on notice by the shareholders to prep for that call as the market had concerns. The CEO didn't have time and didn't care, and thus his people lost $150 million. You have mentioned many times before that you are not going to worry about the stock since it will take care of itself, however that is one of the CEOs jobs.

It will look at compensation and what results have been for shareholders vs. what the CEO and management team has taken in comp. Is your comp best practices? Are short dated options best practices? What was the timing of a bad fundraiser compared to when you took options shortly thereafter? Did you admit a mistake and take the options at $8-$9 which would have showed solidarity and integrity? Or did you take them at $3 or $4 when the stock would have never been there had you raised money at higher prices as you should have? How will that look to the public, to lawyers, to hedge funds, to PE? We won't go on but you get the point. It is fascinating what a good story can tell when properly crafted, especially when you get to use facts, and one's own words.

We think the result of this will be that every media outlet will be put on notice, every hedge fund and private equity firm will be put on notice approximately 25% of your shareholders are not happy, tried to work with you and you said, screw you, twice. It will also allow every law firm trolling for clients in a class action suit to know who to call to pick up 25% of your shareholders. We imagine that would be a lawyers dream come true.

Do you want to spend time with us, or time saying no comment to lawyers, media, and fending off PE and Hedge funds for the next 6-24 months? Now this is not our goal, our goal is long term shareholder value, but it is an option we are exploring. Or we can go to item 2 below.

2. We can approach a number of large PE firms we know and ask them this question: Could your fund use a 10 banger for performance? If you invested $100 million and could get back $1 billion plus would you be interested based on the facts above. If you think the company is about to become a huge success...what do you think they will think of this opportunity? What you have told us in the past is that you don't care who owns your stock, and if we didn't like how you manage it, we can sell. And we have told you, it does matter who owns your stock. Such as the hedge funds you have raised money with in the past, who have screwed your long term investors ever since. So let us be clear. You founded this company

but you don't own it and you certainly don't control it.   You aren't Mark Zuckerberg who literally controls Facebook by himself. You have the choice to not meet with us, but we have a choice, with the ability to assemble a 25% block of stock, and a $100 million dollar investment we could control the company. You spent your life working for these upcoming moments but nothing says you will be there when those moments arrive. You have built something that could be special. But you also have mismanaged a fundraising, and to-date two drug launches. You may have started this, but you may or may not finish it. We could, as a block, be your best friend, or someone else's best friend. We want long term shareholder value. Who is the best person to deliver that? We would certainly love the opportunity and have asked for the opportunity for the second time, to understand why it should be you. Every CEO or owner of a private company thinks they are the best person to run their company; but they are never the only one who can run it and sometimes change is good.

We have more options but you get the point. Again, we want to remain supportive and friendly. We want to understand that you have a grand plan, will build the team around you, which will leave us in a position to defend the company, the stock, and be your best supporters if any attempt is made on the company. We want to give you the rope to pull out of the hole. People are turning their back on you, and writing terrible things about you, the company and its prospects, while we are offering to meet, to dialogue and extend a hand. Whether you take it, or slap it, is up to you. Clearly, the choice is yours. We hope for a positive response and a meeting within the next 10 days or we will move on to one of the options discussed above.

Sincerely,

David Richmond

Mark Ravich

Dave Haglestein

Chris Paxos

Jay Joliat

Larry Hopfenspirger

CC: Tom Klema

       Dr. Ray Pratt

       Ajay Gupta

       Ken Holt

Ron Boyd

Patrick Bagley

Michael Rice

From: David Richmond <dave@richmondbrothers.com>
Date: March 14, 2016, 10:22:51 PM EDT
To: Rob Chioini <rchioini@rockwellmed.com>
Cc   ***FISMA & OMB Memorandum M-07-16***

                    FISMA & OMB Memorandum M-07-16

Subject: Re: update

Rob,

As promised I wanted to get back to you before the end of the day. As both of our letters indicated we think a meeting is a good idea and in person is significantly better than via phone conference. These are important issues to all of us and so given the seriousness of the situation an in-person meeting seems appropriate. We all want what is in the best interests of the company. We would prefer to sit down and see if we can reach a resolution and do so in a friendly manner.

Since you have talked with David and Jay already; Mark, Chris and I will come to Wixom next week at a mutually convenient time. We will forward some times to you and if they don't work, please suggest a few that do and we'll see if we can accommodate your schedule.

As our letter stated, we would like to discuss the three points as agenda items. We would like to focus on governance, strategic business plans, and adding a qualified board member as Chairman of the board. We believe there are a few ways to reach a solution everyone can be happy with. A solution that gives you time to finish the job you spent your life building while giving you the guidance to help you achieve everything you thought possible. At the same time giving us accountability, governance and independence. We look forward to discussing it with you.

Tom Hills was copied on this as he mentioned that he would be willing to come to the meeting or at a minimum be on the phone during a call. I think he has unique experience and insight that would benefit everyone involved if he participated.

We will be back to you tomorrow or Wednesday with a few dates next week.

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®
Chairman & Co-owner
Richmond Brothers, Inc.

Connect with us:

3568 Wildwood Avenue, Jackson, Michigan 49202

Website: www.richmondbrothers.com
Richmond Brothers, Inc. is an SEC-Registered Investment Adviser. Please visit our website for more information and important disclosures.

From: David Richmond [mailto:dave@richmondbrothers.com]
Sent: Wednesday, March 16, 2016 3:28 PM
To: Rob Chioini
Subject: RE: Thursday March 24th

Rob,

I have been thinking about your note and balancing your desire to meet with me individually with our group's concerns and it just doesn't make sense to me.

Did something happen in the past I am not aware of between you, Mark and Chris? You talked in your first response why it made no sense for you to have any dialogue with us, it wasn't a good use of company time and resources. Instead of talking with us one time for a couple hours, now you are spending 3.5 hours with david, time with Jay, and now you want to spend time with me. In addition, you want to freeze out two members of our group, which doesn't make them want to continue to be friendly, rather it begins to get them ready to push back. Why not meet with us and address our issues point by point?

Our group is a group that can put the company into play or go a long ways in preventing it from every coming into play. It just seems to me that it makes common sense for you to meet with the three of us. It makes me wonder what are you afraid of? Why won't you meet the three of us and simply start dialoguing toward a resolution?

The only reason that you wouldn't it seems to me, is that you have no intention of addressing our concerns and instead want to discuss the future of the company and its potential. I know it has potential, it is why I own more than 5 million shares. It is executing on that potential that is a concern of ours. While I appreciate your willingness to meet, we would want to ensure we address the three points in our letter, in detail.

We want to ensure you are willing to discuss the splitting of chairman and ceo role, with a commitment to name a pedigreed independent chairman. Second, we want to discuss having a public laying out of a business plan describing the market potential of Triferic as a platform across all of its indications worldwide.

You asked what happened to our relationship. If I can be frank, I don't think we had much of a relationship to begin with. You have told me you don't care who owns your stock, and if I didn't like what you were doing I can sell it. You told me this when I owed 20% of your stock. Since then you have diluted me by 50%. I own more shares than ever before in Rockwell and yet have less of a percentage ownership. My shares are worth the same or less money now than they were 5+ years ago. My people are tired of waiting, especially when they have been guided very differently. I have only been to Wixom 2x in 14 years and only called a handful of times. I have been easy. But I have had enough. I asked you to put someone on the board 3 years ago, you agree it was a weakness and it needed to be addressed. You said you would and you didn't. I emailed you and Tom last year about governance and the long term incentive plan. I offered to meet you and work though the issues, you blew me off 2x and never called back. I emailed you/tom to see where that issue stands prior to your proxy coming out, and not only did you not respond, you never even acknowledged that you got the communication. When you treat people this way, it tends to harm a relationship and when you don't have much of one to begin with, it damages any trust and credibility.

Instead of risking that we go nuclear on this, doesn't it make sense to just have a meeting? Assuming you are serious about governance it is an easy meeting to have. You don't need to divide and conquer our group individually. We are playing nice, but we will only do so to a point.   Peeling us off and freezing others out isn't the proper way to handle this. Mark and Chris met with you in January but a lot has flow under the bridge since then. I have talked with David regarding your conversation and it didn't address any of the points we have asked you to address. You made him feel good and he walked away.

We wrote you a letter as a group, we expect an answer as a group, what are you afraid of in meeting us as a group? Help me understand what you are afraid of?

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®

President, Richmond Brothers, Inc.

From: David Richmond [mailto:dave@richmondbrothers.com]
Sent: Friday, April 01, 2016 8:27 PM

To: Rob Chioini
Cc: Tom Klema
Subject: Offer

Rob,

Thanks for the offer and access and then spending time with me Tuesday. I do appreciate it. After the meeting I have been contemplating how to get a win for everyone, And by everyone I mean, my clients, the people who entrust me to manage their life savings. I mean the shareholder group who want the maximum long term value of the stock. And I mean the company, and you; who also want the best for the company and maximum value of the company.

I tried to reach out to you yesterday and again today to have this discussion over the phone but we were unable to reach each other. I am on a plane to California as I type this, but I am available the next 7-8 days while I work and vacation a bit out in Lake Tahoe. Email doesn't allow tone so if you want to follow up I am happy to discuss this with you on the phone.

You mentioned you are adding a board member who is an independent and pharma veteran. While we cannot comment since I don't know who the person is, have not done vetting on them, we still congratulate you on beginning to move governance up your list of priorities. While after three years I would like to say about time; it is still a move in the right direction. Congrats.

You also mentioned the willingness to add a second board member. Finally you mentioned that at some point you believe a plan will be revealed to the public of the overall platform value of Triferic worldwide across all indications. You said now might not be the time but there will come a time. Therefore, I have a proposal for you that I have run by my client advisory group, our shareholder group, my counsel (both personal and activist), and after a lot of give and take, some frustration and hard discussions have come to agree is acceptable.

We are willing to have a temporary cease fire and give you the time you desire. I cannot have an open ended timeline. My shareholders just won't agree to that. But they will agree to a give you the time you need to show progress. If you need 30 days or 60 days to get several of the issues up and running (Calcitriol launch and sales, BD deal, powder approved, ASP +6, etc...) we will set the timeframe at the end of what you feel you need. We wouldn't need all things done but we need to be able to show significant progress and that the rubber is beginning to meet the road. It is no longer a company of potential but a company realizing its potential. If you do achieve the results we discussed, I am sure you will get more time as trust builds.

What we are willing to give:

*The group is willing to back off from demanding that you separate chair and the CEO roles. This was the most contentious by far but after 2 days I reached peace.

*The group is willing to give you 30, 60, or 90 days to show progress without advancing pressure on the management team or the company. This was also very contentious as some of our leverage comes with the price low. Giving time may hurt some of our leverage. We are willing to give on this and that wasn't easy.

*The group is willing to give you input into the board seat. We are not forcing a person on you, rather we want a seat. We don't mind the process being collaborative.

*The group is willing to allow you to pick the consultant or we are willing to take this off your plate; again it can be collaborative.

WHAT WE WANT:

*We want your commitment that we will be allowed to forward 2-4 names for your consideration to add to the board. And out of that 2-4 names you will be allowed to vet them and pick the one that you feel will be a good addition to the board and the company. If we cannot agree, we will submit a new group. You are welcome to give us input on what skill sets you think are important. The point is to get a commitment out of you that we will get a board seat, of a person we nominate but with mutual approval, and that we can begin that process immediately.

* We want your commitment to hire a consultant to do a white paper (both for internal use and possibly a separate one for public and institutional education) showing the global value of Triferic across all indications. We feel that you will need this information eventually so it is not money wasted, may help you in negotiations (requiring minimum investments into developing additional indications), and may show that add on uses are worth much greater value than the initial indication. It would also allow you to educate that Triferic isn't just an iron drug of ESRD but a multi-billion dollar platform across many anemia applications. You are welcome to find the consultant and name them, or we will be happy to do the work for you, get the consultants lined up who are experts in that field, and present them and their proposal to you. We will start this immediately.

We are willing to leave all the power with you. You still control the board, control the agenda of the board, and still maintain both roles of Chair and CEO. We are willing to board seat and the consultant to use for the white paper be collaborative. We are not forcing anything upon you. We are asking for a board seat and a consultant to do a project. Given all of our options and where we can take this, we feel that we are being very reasonable. We hope you feel we are working in good faith and would like to continue to work with you, not against you.

I am happy to discuss this on the phone, or if you agree with our proposal you can just respond that you do, and we'll get started on a slate of board members for you to review as well as a consultant to do the work.

Onward,

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®

Chairman & Co-owner

Richmond Brothers, Inc.

Connect with us:

3568 Wildwood Avenue, Jackson, Michigan 49202

Website: www.richmondbrothers.com

Richmond Brothers, Inc. is an SEC-Registered Investment Adviser. Please visit our website for more information and important disclosures.

From: David Richmond [mailto:dave@richmondbrothers.com]
Sent: Tuesday, April 05, 2016 9:09 PM
To: Rob Chioini
Cc: Tom Klema
Subject: Re: Offer

Rob,

To be clear, what is your timeline for reviewing our names we give to you? And will you to commit to adding to the board from that pool or a pool of mutual agreement?

Lastly, what is the timeline for reviewing and deciding on the consultant?

Maybe I misunderstood your email but my perception is you are treating our requests as something you can take or leave or get around to someday. It is possible this isn't a correct perception.

Our timeline to add another board member is weeks not quarters. We want a board seat we are comfortable with. We are willing to let you have input and not force someone on you but it needs to be in a period of weeks.

If you prefer to talk feel free to call me or give me a few times and I will make myself available.

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®

President
Richmond Brothers, Inc.

Connect with us:

3568 Wildwood Avenue, Jackson, Michigan 49202

Website: **http://www.richmondbrothers.com/**
Services offered through Richmond Brothers, Inc., an SEC-Registered Investment Adviser.

Note: This message and any attachments contains information which may be confidential and/or privileged and is intended for use only by the addressee(s) named on this transmission. If you are not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are notified that any review, copying, distribution or use of this transmission is strictly prohibited. If you have received this transmission in error, please (i) notify the sender immediately by e-mail or by telephone and (ii) destroy all copies of this message. If you do not wish to receive marketing e-mails from this sender, please send an e-mail to questions@richmondbrothers.com or a postcard to 3568 Wildwood Avenue, Jackson, Michigan 49202.

From: David Richmond <dave@richmondbrothers.com>
Date: April 9, 2016, 5:20:06 PM EDT
To: Rob Chioini <rchioini@rockwellmed.com>
Cc: Tom Klema <tklema@rockwellmed.com>
Subject: Re: Offer

Rob,

We flew home today. Let's set a meeting for the week you return home. Give me 2-3 dates and I will try and make it work.

I don't understand how adding a second independent board member and doing a study of triferic's worldwide potential is against 95% of shareholders. Independent board members protect shareholders and make for a better company. Nearly All multi-billion dollar companies have independent directors. And you will need the study at some point so it isn't wasted money. We may disagree on timing but it will be needed at some point. I think this is in shareholders interests.

Second, Mark has lent shares but Chris has not, so let's at least be accurate. In addition, while you have not made money personally, your shares have been lent, and you choose to have your margin account at a firm that screws the long term shareholder with horrible research. Mine never have ever been lent out. If you choose to do a margin account you need to do a pla agreement. This isn't my issue but if your going to make it one we need to be honest where you hold your shares is working against your own company.

So I agree a call is needed. What your willing to do and what we would like just may not be the same thing. You want to explain what you are doing and have me give you time. The reason we are talking is I am frustrated to the point I am out of patience and lack the trust needed to give management more time. The ride has been so painful along the way my people are out of patience. They will allow me to give you time but you have to show a willingness to work with us. Working together on a board seat shows that willingness to work together. Doing a study you will need to do anyway is another small giveback. You will have to decide if it is worth risking your company over and we will have to decide if it is worth the fight.

Look forward to chatting next week. Good luck in dc.

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®
President
Richmond Brothers, Inc.

Connect with us:
3568 Wildwood Avenue, Jackson, Michigan 49202

Website: www.richmondbrothers.com
Services offered through Richmond Brothers, Inc., an SEC-Registered Investment Adviser.

From: David Richmond <dave@richmondbrothers.com>
Date: April 28, 2016, 8:48:45 PM EDT
To: Rob Chioini <rchioini@rockwellmed.com>
Cc: Tom Klema <tklema@rockwellmed.com>
Subject: Board Names and others

Rob,

Per our discussion this week, we are forwarding 3 names for the board and you to vet. I think you will find all three names have high level public company experience and yet different skill sets. They all come with big rolodexes which should contribute to the next steps in Rockwell's future. They would all help you be the best you can be, and thus help drive performance for the company. We would be comfortable with any of the nominees being appointed to the board. You promised us you would consider each name in good faith and an open mind. With that in mind we would expect an initial contact within the month of May with the vetting process would start immediately upon confirmation of mutual interest.

· **Ludwig N. Hantson,** President and CEO Baxalta, he will leave Baxalta at the close of Shire acquisition (Est 6/1/16)
· **Guillermo A. Herrera,** Co-Founder of Pinnacle Biologics, Inc . Served as CEO prior to sale to Concordia Healthcare in 2013. President and Chief Executive Officer of NeoPharm Inc. from October 28, 2005 to March 23, 2007. He served as Senior Vice President of International Operations of Abbott Laboratories since March 14, 2003. Since June 2001, he served as Vice President.
· **Sandy Miller,** Sr. Partner, HR Services, Aon Corporation, also Pinnacle Biologics, Board of Directors prior to sale to Concordia Healthcare.

Second, I would like a clarification of a comment you made during our last conversation. You mentioned that if you did not get transitional pricing, although you did expect to get it, that you have begun the groundwork to look at and proceed with legislation. I want to be clear in my understanding. If you were not to get the pass-through pricing, would you begin to immediately sell within the bundle (to the big providers) until the legislation took effect or would you continue to limit sales during legislation? Second, I assume you would communicate this decision to the public markets to set expectations.

Third, if you get pass through pricing I want to reiterate the importance of that press release. We believe you need to address sales, the timing of conversion of clinics, and the price at which it will sell. The public market's expectation is from a Tier 1 house; Morgan Stanley. They said you cannot sell it, you'll have to give it away and even if you get the pricing from CMS it will take a year for them to study it. This may not be true but it is the expectation of the markets. You need to create the narrative and correct what is currently out there.

Lastly, I wanted to remind you that you provided guidance that you would announce Calcitriol launch by the end of April. You still have tomorrow to do that. However, I wanted to go on record recommending you do what you say you'll do. We talked about not disappointing as you did with the lack of sales compared to expectations with Triferic. It would be too late not to disappoint however, I think some announcement has to come tomorrow, explaining an update to guidance or that you are launching. You will be hurt if you disappoint but the public markets need to be able to begin to trust what you say. That trust is sorely lacking. We obviously hope you will announce launch tomorrow, with sales, and a rollout timeline to set expectations in the marketplace. However, if you are not, we feel your credibility will take another hit, that guidelines and timelines don't matter to this company. You have the power to do what you say.

We congratulate you on the FDA approval this week. We wish you luck on Calcitriol, upcoming BD deals, and the announcement of pass through pricing. Hopefully these names show our commitment to doing what we say we'll do, providing you names that will contribute to a high level board ripe with experience and capability.

Best regards,

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®

Chairman & Co-owner
Richmond Brothers, Inc.

Connect with us:

3568 Wildwood Avenue, Jackson, Michigan 49202

Website: www.richmondbrothers.com.
Richmond Brothers, Inc. is an SEC-Registered Investment Adviser. Please visit our website for
more information and important disclosures.

From: <dave@richmondbrothers.com>
Date: September 19, 2016 at 5:16:29 PM EDT
To: Rob Chioini <rchioini@rockwellmed.com>, <tklema@rockwellmed.com>
Cc: Mark Ravich ***FISMA & OMB Memorandum M-07-16***
Subject: Meeting request

Rob and Tom,

Per the receptionists directions I am emailing rob requesting a meeting. When I called today to talk to Tom she said he was unavailable but asked the nature of my call, when I said I am would like to request a meeting she directed me to email rob. So I am doing so.

As I am sure you are both aware i recently had a less than pleasant phone call with Ron Aubrey. It seems the lines are pretty clear but i would like to reach out one last time.

Mark and I would like to come to town and see if we can understand the long term game plan, find common ground, and a civil way forward. We are available in the next couple weeks and would look forward to a face to face sit down.

6

Please forward us a couple available dates and times.

Dave



David S. Richmond, MSFS, CAP®, ChFC®, CLU®



President
Richmond Brothers, Inc.

Connect with us:



3568 Wildwood Avenue, Jackson, Michigan 49202

Website: **www.richmondbrothers.com**
Services offered through Richmond Brothers, Inc., an SEC-Registered Investment Adviser.

Note: This message and any attachments contains information which may be confidential and/or privileged and is intended for use only by the addressee(s) named on this transmission. If you are not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are notified that any review, copying, distribution or use of this transmission is strictly prohibited. If you have received this transmission in error, please (i) notify the sender immediately by e-mail or by telephone and (ii) destroy all copies of this message. If you do not wish to receive marketing e-mails from this sender, please send an e-mail to questions@richmondbrothers.com or a postcard to 3568 Wildwood Avenue, Jackson, Michigan 49202.

8

From: David Richmond [mailto:dave@richmondbrothers.com]
Sent: Thursday, September 22, 2016 8:52 AM
To: Rob Chioini; Tom Klema; ***FISMA & OMB Memorandum M-07-16***
Subject: Fwd: Meeting request

Rob and Tom,

Did either of you get my previous email? I know mark did.

Are you going to even acknowledge that I sent an email when instructed to do so by one of you employees??

I understand your personality and therefore your tactics shouldn't surprise me but it continues to amaze me. When someone doesn't want to fight and yet is repeatedly treated poorly what do you think ends up happening?

All we did is request a meeting. One last attempt at finding common ground. And you can't find the time in 3 days to hit the reply button?

Because you won't talk to us I will opine on today's announcement:

Congrats on communicating today. At least you pre-announced bad news. We have asked for better communication and this is more then we got with Triferic. I am not happy you missed yet another public Deadline with a product but at least the company communicated. Hopefully we get a positive PR in 45 Days confirming the launch with some numbers. Why didn't you put any numbers, Market size, anything to have people we excited about the product. Have you pre-sold any of it? Is it possible to also put what sales look like for the product, how quickly it will ramp, any guidance??

Again, and this is the last time, my preference is to meet and discuss. If you prefer to go to war, by the way I am being treated and the lack of shareholder value my clients have experienced I am quickly becoming more and more ok with that. However, as stated numerous times, I would prefer a meeting.

4

Dave



David S. Richmond, MSFS, CAP®, ChFC®, CLU®



President
Richmond Brothers, Inc.

Connect with us:



3568 Wildwood Avenue, Jackson, Michigan 49202

Website: **www.richmondbrothers.com**
Services offered through Richmond Brothers, Inc., an SEC-Registered Investment Adviser.

Note: This message and any attachments contains information which may be confidential and/or privileged and is intended for use only by the addressee(s) named on this transmission. If you are not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are notified that any review, copying, distribution or use of this transmission is strictly prohibited. If you have received this transmission in error, please (i) notify the sender immediately by e-mail or by telephone and (ii) destroy all copies of this message. If you do not wish to receive marketing e-mails from this sender, please send an e-mail to questions@richmondbrothers.com or a postcard to 3568 Wildwood Avenue, Jackson, Michigan 49202.

From: David Richmond [mailto:dave@richmondbrothers.com]
Sent: Monday, October 03, 2016 1:15 PM
To: Rob Chioini; Tom Klema; ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Meeting request

Rob and Tom,

Thanks for the reply. It is your decision if you grant a meeting or conversation with a shareholder or not. Interesting that you talk to other shareholders and yet won't talk to your largest shareholders. Many of your other large shareholders do talk to you on a regular basis. We don't and have never asked that of management. That said, I am profoundly disappointed in your tact and actions. First some factual corrections:

- I am not asking for non-public information. Rather we would like for the CEO to lay out a mid-term vision of the company in a public forum. This lack of vision is yet another reason the stock trades at $6 and change. It is a concern we would have discussed in person.
- It is almost funny you think we want non-public info. During your terrible fundraising several years ago, it was you and Tom calling me to request capital, with only hours to do due diligence. And because I would like a vision of the company for the next 1-3 years, you think I want non-public info. If the market doesn't know

1

where you want to go in the next 12-36 months I think that is enough of an indictment against how RMTI communicated to the public; that that information would be non-public is laughable.

- We would have addressed the company's continued missing of deadlines on launches and how the company communicates to the markets in its releases. I would do this in an effort to improve future communications with the market.

- I have met with you 3x in 14 years of stock ownership. I don't believe that is "regularly requesting meetings". You asked me to meet in March and during that meeting you extended an offer to meet us in the future if we had other questions, concerns or comments. We simply were taking you up on your offer to continue dialogue. I guess you are not a man of your word.

- I had never been anything other than supportive until you surprised the market in March with the Add-on payment disclosure. At that point, being blindsided as the market was, it reacted negatively. As an owner of the company, representing hundreds of people, we felt it necessary to let you know of our disappointment. I didn't escalate to other courses of action until you ignored us for 3 weeks.

- I do not have a group. You keep mentioning a group. There is no group. I know your trying to pigeon hole me/us into a legal issue but we don't have a group. I can't stop other shareholders from calling me as the largest shareholder. I have always been supportive of management and the vision of the company. But being we are through the FDA process and the vision is now very limited and thus it is very difficult to support the company. We have not called other shareholders. We didn't ask them to vote their shares against your comp plan even though we were going to vote no. We never asked them to vote against your director in a protest vote. You simply have a lot of pissed off people who expressed that in the defeat of your comp plan and 12 million withhold votes of the director.

- I asked you to write a best practices comp plan and offered two different consultants to help you write such a comp plan. I gave you the email that defined the points in the comp plan that were egregious. You wanted no part of it, so you can take an egregious amount of the company. We weren't being confrontational. We tried to work with you for 2 years. You ignored us. After the first year, I told you we would withhold our vote and not vote not, as to not publicly embarrass you, as long as you worked with me. Tom agreed, you obviously did not. You ignored us for a second year and thus we told you we would vote no. I would love to tell our story in public if it comes to that.

- Regarding the board seats, we have offered help to you and the company. We have offered several candidates who have great experience in running multi-billion dollar companies. Which, by fact, is more experience than any one of your board members have including yourself. We are trying to help you, not attack you. But your personality can't or won't allow you to see that.

As stated above I am profoundly disappointed that you would treat us in this manner. Someone who has a $25+ million dollar investment in your company. Someone who has been nothing but supportive for 14 of the 14.5 years we have owned this company. If we have to tell our story publicly it will be an easy one to tell. One of us trying to help the company, being ignored and treated poorly while management tries to steal the company from its shareholders with no or little performance metrics needing to be accomplished. Why you don't want to build relationships? Instead you create an environment that pushes people to fight you. I have stated numerous times we don't want to fight, we want to help. Instead you ignore us, and then try to isolate us.

I wish you luck. I hope you are successful and drive shareholder value. We have a large investment in your company and share a common objective. If you don't produce shareholder value I have a decision to make, a decision any owner has, are you happy with those running the company you own? If they won't talk to me and won't share their vision of the future, what choice do you leave me? Time is running out and one can only remain in the dark for so long. I do wish you luck. And I want to leave you with this; this course of action is of your choice and choosing. We would love to meet and understand management's vision of the future. You are choosing to proceed this way. We are reaching out and you are slapping our hand. Of course this is standard practice for you. We reached out on the comp plan, you ignored us and wrote your own plan. We reached out on vision and board members, you have ignored us and not contacted any of our well-qualified names. We have tried to help and you have a history of ignoring your owners. That style of management works if you deliver. So for your sake I hope you deliver. If not, you'll probably join the long list of founders who no longer work at the company they founded. May not be us but someone will come along to buy your

2

company and you won't have the shareholder credibility to get the vote you need. If you need any proof of that, look to your comp vote or director vote. You need us to support you. Yet you ignore us and isolate us. Makes no sense. As I said, I wish you luck.

Dave


RICHMOND BROTHERS

David S. Richmond, MSFS, CAP®, ChFC®, CLU®
President
Richmond Brothers, Inc.

Connect with us:

